Exhibit (a)(1)(A)
Offer To Purchase For Cash
All Outstanding Shares of Common Stock
of
HOME DIAGNOSTICS, INC.
at
$11.50 NET PER SHARE
by
NIPPON PRODUCT ACQUISITION CORPORATION
a wholly-owned subsidiary of
NIPRO CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, MARCH 11, 2010, UNLESS THE OFFER IS EXTENDED.

The Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger dated as of February 2, 2010 (the “Merger Agreement”), between and among Nipro Corporation, a corporation organized under the laws of Japan (the “Parent”), Nippon Product Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of the Parent (the “Purchaser”), and Home Diagnostics, Inc., a Delaware corporation (the “Company”). The Purchaser is offering to purchase all outstanding shares of common stock of the Company, par value $0.01 per share (the “Shares”), at a price of $11.50 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (as defined below). The Offer is conditioned, among other things, upon (i) a majority of the Shares having been validly tendered, and not properly withdrawn, in response to the Offer (also referred to as the “Minimum Tender Condition,” as further described in Section 15 — “Certain Conditions of the Offer”) and (ii) there not having been a Company Material Adverse Effect (as defined and described in Section 15 — “Certain Conditions of the Offer”). The Offer is not subject to a financing condition. The Offer is also subject to other important conditions set forth in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

During a meeting held on February 2, 2010, the Board of Directors of the Company (the “Company Board”) unanimously (i) determined that the Merger Agreement and the “agreement of merger” (as such term is used in Section 251 of the General Corporation Law of the State of Delaware (the “DGCL”)) contained in the Merger Agreement are advisable, (ii) determined that the Merger Agreement and the transactions contemplated thereby (the “Transactions”), including the Offer, the Top-Up Option (as defined in Section 11  — “The Transaction Agreements”) and the merger of the Purchaser with and into the Company, with the Company as the surviving corporation (the “Merger”), taken together, are fair to and in the best interests of the Company and its stockholders, (iii) approved the Merger Agreement and the “agreement of merger” contained therein in accordance with the DGCL, (iv) directed that the “agreement of merger” contained in the Merger Agreement be submitted to the stockholders of the Company for their consideration and adoption, unless the Merger contemplated thereby is consummated in accordance with Section 253 of the DGCL, (v) authorized the grant of the Top-Up Option and the issuance of the Top-Up Option Shares (as defined in Section 11 — “The Transaction Agreements”) upon the exercise thereof to the extent contemplated by the Merger Agreement, (vi) elected, to the extent permitted by applicable law, to make inapplicable to the execution, delivery, performance and consummation of the Merger Agreement and the Transactions, including the Offer, the Top-Up Option and the Merger, the provisions of Section 203 of the DGCL, and (vii) recommended that the stockholders of the Company accept the Offer and tender their Shares to the Purchaser pursuant to the Offer, and adopt and approve the Merger Agreement and the Merger if the Merger Agreement and the Merger are submitted to a vote of the stockholders.

IMPORTANT

Any stockholder of the Company wishing to tender Shares in the Offer must (i) complete and sign the letter of transmittal (or a facsimile thereof) that accompanies this Offer to Purchase (the “Letter of Transmittal”) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined below) together with certificates representing the Shares tendered, (ii) follow the procedure for book-entry transfer described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” or (iii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such stockholder wishes to tender its Shares.

Any stockholder of the Company who wishes to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the expiration time of the Offer or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares pursuant to the guaranteed delivery procedure described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance may be directed to the Information Agent (as defined below) at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery (as defined below) and other related materials may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

February 11, 2010

SUMMARY TERM SHEET

This summary term sheet highlights material provisions of this Offer to Purchase and may not contain all of the information that is important to you. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase, and you should carefully read the complete terms, descriptions and explanations contained in this Offer to Purchase and in the related Letter of Transmittal. All references in this Offer to Purchase to the “Purchaser,” “we,” “our” or “us” mean Nippon Product Acquisition Corporation.

Securities Sought:	All outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Home Diagnostics, Inc. (the “Company”).

Consideration Offered Per Share:	$11.50 per Share (the “Offer Price”), net to the seller in cash, without interest and less any required withholding taxes.

Scheduled Expiration Time:	12:00 midnight, New York City time, on Thursday, March 11, 2010.

Purchaser:	Nippon Product Acquisition Corporation, a wholly-owned subsidiary of Nipro Corporation (the “Parent”).

Minimum Tender Condition:	The Offer (as defined below) is conditioned on the majority of the Shares being tendered and not properly withdrawn (referred to as the “Minimum Tender Condition” as further described in Section 15 — “Certain Conditions of the Offer”).

Company Board of Directors’ Recommendation:	The Company’s Board of Directors (the “Company Board”) recommends that the Company’s stockholders tender their Shares in the Offer and, if necessary, adopt the Merger Agreement (as defined below) and approve the Merger.

Other Information

The Parent’s offer to purchase all of the outstanding Shares (the “Offer”) is the first step in the Parent’s plan to acquire all outstanding Shares, as provided in the Agreement and Plan of Merger dated as of February 2, 2010 (the “Merger Agreement”), between and among the Parent, the Purchaser and the Company. If the Offer is successful, the Parent, through its wholly-owned subsidiary, the Purchaser, will acquire any remaining Shares through the merger of the Purchaser with and into the Company, with the Company as the surviving corporation (the “Merger”), pursuant to which each remaining outstanding Share (other than (i) any Shares held in the treasury of the Company, held by any subsidiary of the Company or held by the Parent or any of its subsidiaries and (ii) any Shares held by a holder who has not voted in favor of or consented to the Merger and who has properly demanded and perfected the holder’s right to be paid the fair value of such Shares in accordance with the provisions of Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will be automatically converted into the right to receive the Offer Price. The Company’s stockholders will have appraisal rights with respect to the Merger, but not the Offer.

FREQUENTLY ASKED QUESTIONS

The following are answers to some of the questions you, as a stockholder of the Company, may have about the Offer. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal and the other documents to which we have referred you because this summary may not contain all of the information that is important to you. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my securities?

Our name is Nippon Product Acquisition Corporation, a Delaware corporation formed for the purpose of making this Offer. We are a wholly-owned subsidiary of Nipro Corporation, a corporation organized under the laws of Japan. See the “Introduction” to this Offer to Purchase and Section 8 — “Certain Information Concerning the Parent and the Purchaser.”

What are the classes and amounts of securities sought in the Offer?

We are seeking to purchase all of the outstanding Shares of the Company. See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $11.50 per Share net to you in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and such person tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes. The Parent, our parent company, has on hand and will provide us with sufficient funds to purchase all Shares validly tendered in the Offer and not validly withdrawn. The Parent will also fund our Merger with the Company, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Parent and the Purchaser estimate that the total amount of funds required to purchase all of the Shares pursuant to the Offer and consummate the Merger pursuant to the terms of the Merger Agreement is approximately $220,000,000, including related transaction fees and expenses. The Offer is not subject to a financing condition. The Parent intends to provide us with the necessary funds from cash on hand. See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not believe our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	in light of the Parent’s financial capacity in relation to the amount of consideration payable in the Offer, the Purchaser, through the Parent, will have sufficient funds immediately available to purchase all Shares validly tendered in the Offer and not validly withdrawn;

•	the Offer is not subject to any financing condition; and

•	if the Purchaser consummates the Offer, it expects to acquire any remaining Shares not purchased in the Offer for the same cash price in the Merger.

See Section 9 — “Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

Unless we extend the Offer, you will have until 12:00 midnight, New York City time, on Thursday, March 11, 2010 (which is the end of the day on March 11, 2010), to tender your Shares in the Offer. Furthermore, if you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described in Section 3 of this Offer to Purchase prior to that time. See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that if, at the time the Offer is scheduled to expire, the Minimum Tender Condition has not been satisfied, the Parent will, at the request of the Company, cause us to extend the expiration date of the Offer for up to two additional 10 business day periods. We may also extend the Offer, in our own discretion and without the need for the consent of the Company, for successive extension periods of not more than 20 business days each expiring on or before April 30, 2010 (i) if at the scheduled expiration date of the Offer any of the conditions of the Offer are not satisfied or (ii) for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff or the Nasdaq Global Select Market. See Section 1 — “Terms of the Offer” for more details on our obligation and ability to extend the Offer.

Will you provide a subsequent offering period?

We may, in our sole discretion, provide for a Subsequent Offering Period (as defined and described in Section 1 — “Terms of the Offer”) for a further period of time not to exceed 20 business days in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), following our acceptance in the Offer of the Shares representing a majority of the Shares (in satisfaction of the Minimum Tender Condition, as defined and described in Section 15 — “Certain Conditions of the Offer”). During the Subsequent Offering Period, if we provide one, you would be permitted to tender, but not withdraw, your Shares and receive $11.50 per Share net to you in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal.

How will I be notified if the Offer is extended or a Subsequent Offering Period is provided?

If we extend the Offer or provide a Subsequent Offering Period, we will inform Wells Fargo Bank, National Association, the Depositary for the Offer (the “Depositary”), of the extension and we will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1 — “Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•	a majority of the Shares having been validly tendered, and not properly withdrawn, in response to the Offer (also referred to as the “Minimum Tender Condition,” as further described in Section 15 — “Certain Conditions of the Offer”); and

•	there not having been a Company Material Adverse Effect (as defined and described in Section 15 — “Certain Conditions of the Offer”).

The Offer is not subject to a financing condition. The Offer is also subject to other important conditions set forth in this Offer to Purchase. We cannot waive the Minimum Tender Condition without the prior written approval of the Company. However, we can waive any other conditions in our sole discretion without the Company’s consent. See Section 15 — “Certain Conditions of the Offer.”

Have any stockholders agreed to tender their Shares?

The directors of the Company have entered into separate Stockholder Agreements dated February 2, 2010 with the Parent and the Purchaser under which each director has agreed to tender in accordance with the terms of the Offer all of his Shares (including any Shares acquired pursuant to any exercise of stock options, acquisition by purchase or stock dividend, distribution, split-up, recapitalization, combination or similar transaction). The directors party to the Stockholders Agreements held an aggregate of approximately 15.33% of the outstanding Shares as of February 2, 2010. See Section 7 — “Certain Information Concerning the Company” and Section 11 — “The Transaction Agreements.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, prior to the expiration of the Offer. If your Shares are held in street name (that is, through a broker, dealer, commercial bank, trust company or other nominee), they can be tendered by your nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may still participate in the Offer by having a broker, a bank or other fiduciary that is an Eligible Institution (as defined and described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares”) guarantee on or prior to the expiration of the Offer that the missing items will be received by the Depositary within three Nasdaq Global Select Market trading days after the expiration of the Offer. For the tender to be valid, however, the Depositary must receive the missing items within that three trading day period. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time prior to the date of our acceptance of your Shares for payment. This right to withdraw will not apply to Shares tendered in any Subsequent Offering Period, if one is provided. See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of such notice, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares and such broker, dealer, commercial bank, trust company or other nominee must effectively withdraw such Shares while you still have the right to withdraw Shares. See Section 4 — “Withdrawal Rights.”

What does the Company Board think of the Offer?

During a meeting held on February 2, 2010, the Board of Directors of the Company (the “Company Board”) unanimously (i) determined that the Merger Agreement and the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in the Merger Agreement are advisable, (ii) determined that the Merger Agreement and the transactions contemplated thereby (the “Transactions”), including the Offer, the Top-Up Option (as defined in Section 11 — “The Transaction Agreements”) and the Merger, taken together, are fair to and in the best interests of the Company and its stockholders, (iii) approved the Merger Agreement and the “agreement of merger” contained therein in accordance with the DGCL, (iv) directed that the “agreement of merger” contained in the Merger Agreement be submitted to the stockholders of the Company for their consideration and adoption, unless the Merger contemplated thereby is consummated in accordance with Section 253 of the DGCL, (v) authorized the grant of the Top-Up Option and the issuance of the Top-Up Option Shares (as defined in Section 11 — “The Transaction Agreements”) upon the exercise thereof to the extent contemplated by the Merger Agreement, (vi) elected, to the extent permitted by applicable law, to make inapplicable to the execution, delivery, performance and consummation of the Merger Agreement and the Transactions, including the Offer, the Top-Up Option and the Merger, the provisions of Section 203 of the DGCL, and (vii) recommended that the stockholders of the Company accept the Offer and tender their Shares to the Purchaser pursuant to the Offer, and adopt and approve the Merger Agreement and the Merger if the Merger Agreement and the Merger are submitted to a vote of the stockholders.

A description of the reasons for the Company Board’s approval of the Offer and the Merger is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to the Company’s stockholders together with this Offer to Purchase. See the “Introduction” to this Offer to Purchase.

If the Offer is completed, will the Company continue as a public company?

Following the purchase of Shares in the Offer, we expect to consummate the Merger. If the Merger takes place, the Company will no longer be publicly owned and will be subject to delisting from the Nasdaq Global Select Market and deregistration of its securities under the Exchange Act. Even if for some reason the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded through the Nasdaq Global Select Market or other securities exchanges, there may not be an active public trading market for the Shares, and the Company may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. However, upon completion of the Offer and the Merger, the Company will be a wholly-owned subsidiary of the Parent and may choose to engage in future private or public offerings of the Company’s securities, which may occur in the United States or internationally. Upon completion of such offerings, the Company may again become a public company in the future. See Section 13 — “Certain Effects of the Offer.”

Will the Offer be followed by a Merger if all of the Shares are not tendered in the Offer?

Yes. The Company Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if the Purchaser acquires, pursuant to the Offer, the Top-Up Option or otherwise, at least 90% of the outstanding Shares, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders. If the Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger.

After the purchase of the Shares by the Purchaser pursuant to the Offer, the Purchaser will own a number of Shares representing a majority of the outstanding Shares, and will accordingly be able to effect the Merger without the affirmative vote of any other stockholder of the Company. The Company has also granted to the Purchaser the Top-Up Option, exercisable under certain circumstances, to purchase Shares if after the exercise of the Top-Up Option the Purchaser would own enough Shares to effect a short-form merger without a vote of the Company’s stockholders pursuant to Section 253 of the DGCL. See the “Introduction” to this Offer to Purchase and Section 11 — “The Transaction Agreements.”

Are appraisal rights available in either the Offer or the Merger?

Holders of Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, each holder of Shares that did not tender such holder’s Shares in the Offer at the effective time of the Merger who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of the holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger or similar business combination) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for Shares held by such holder. See Section 12 — “Purpose of the Offer; Plans for the Company.”

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares in the Offer and the Merger occurs, your Shares will be converted into the right to receive an amount equal to the Offer Price payable in cash, without interest and less any required withholding taxes. Unless you validly exercise your appraisal rights under Section 262 of the DGCL, you will receive the same amount of cash per Share in the Merger that you would have received had you tendered your Shares in the Offer. If you do validly exercise your appraisal rights, then you may receive the judicially determined fair value of your Shares in cash, which may be more or less than the Offer Price.

Therefore, if the Merger takes place, and you do not validly exercise your appraisal rights under Section 262 of the DGCL, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares. If you decide not to tender your Shares in the Offer and we purchase the Shares that are tendered, but the Merger does not occur, you will remain a stockholder of the Company. However, there may be so few remaining stockholders and publicly traded Shares that we expect trading volume to be significantly below the trading volume before commencement of the Offer. Further, the Shares will no longer be eligible to be traded through the Nasdaq Global Select Market or other securities exchanges and there may not be an active public trading market for the Shares. Also, as described above, the Company may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See the “Introduction” to this Offer to Purchase and Section 13 — “Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On February 2, 2010, the last complete trading day prior to the execution and announcement of the Merger Agreement, the closing sale price of the Shares on the Nasdaq Global Select Market was $6.05 per Share. On February 10, 2010, the last trading day before we commenced the Offer, the last sale price of the Shares on the Nasdaq Global Select Market was $11.46 per Share. See Section 6 — “Price Range of Shares; Dividends.” Before deciding whether to tender your Shares in the Offer, you should obtain a current market quotation for the Shares.

What are the United States federal income tax consequences of having my Shares accepted for payment in the Offer or receiving cash in exchange for my Shares in the Merger?

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. If you hold Shares as capital assets for United States federal income tax purposes and are a U.S. Holder (as defined under Section 5 — “Certain United States Federal Income Tax Consequences”), you will generally recognize a capital gain or capital loss on a sale of the Shares for cash pursuant to the Offer or an exchange of Shares for cash pursuant to the Merger, in an amount equal to the difference, if any, between the U.S. dollar amount received and your adjusted tax basis in the Shares. If you are a non-corporate U.S. Holder who has held the Shares for more than one year, capital gain will generally be subject to United States federal income tax at a maximum rate of 15%. See Section 5 — “Certain United States Federal Income Tax Consequences,” including certain United States federal income tax consequences of the Offer and the Merger to Non-U.S. Holders, as defined in Section 5. We urge you to consult your own tax advisors to determine the particular tax consequences to you of the Offer and the Merger (including the application and effect of any state, local or foreign income and other tax laws, and the possibility of back-up withholding ).

Who should I call if I have questions about the Offer?

Innisfree M&A Incorporated is acting as the Information Agent (the “Information Agent”) for the Offer. You may call the Information Agent at (888) 750-5834 (toll-free). See the back cover of this Offer to Purchase.

To the Holders of Shares of
Common Stock of Home Diagnostics, Inc.

INTRODUCTION

Nippon Product Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Nipro Corporation, a corporation organized under the laws of Japan (the “Parent”), hereby offers to purchase (the “Offer”) all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Home Diagnostics, Inc. (the “Company”), at a price of $11.50 per Share (the “Offer Price”), net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”).

The Offer is being made pursuant to the Agreement and Plan of Merger dated as of February 2, 2010 (the “Merger Agreement”), by and among the Parent, the Purchaser and the Company. The Offer is conditioned, among other things, upon (i) a majority of the Shares having been validly tendered, and not properly withdrawn, in response to the Offer (also referred to as the “Minimum Tender Condition,” as further described in Section 15 — “Certain Conditions of the Offer”) and (ii) there not having been a Company Material Adverse Effect (as defined and described in Section 15 — “Certain Conditions of the Offer”). The Offer is not subject to a financing condition. The Offer is also subject to other important conditions set forth in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

The Company has advised the Parent that, as of February 2, 2010, 16,998,741 Shares were issued and outstanding and 3,572,613 Shares were reserved for issuance under the Company’s equity compensation plans pursuant to outstanding stock options and stock appreciation rights.

The Merger Agreement is more fully described in Section 11 — “The Transaction Agreements.”

Tendering stockholders who are record owners of their Shares and tender directly to Wells Fargo Bank, National Association, the Depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

During a meeting held on February 2, 2010, the Board of Directors of the Company (the “Company Board”) unanimously (i) determined that the Merger Agreement and the “agreement of merger” (as such term is used in Section 251 of the General Corporation Law of the State of Delaware (the “DGCL”)) contained in the Merger Agreement are advisable, (ii) determined that the Merger Agreement and the transactions contemplated thereby (the “Transactions”), including the Offer, the Top-Up Option (as defined in Section 11 — “The Transaction Agreements”) and the merger of the Purchaser with and into the Company, with the Company as the surviving corporation (the “Merger”), taken together, are fair to and in the best interests of the Company and its stockholders, (iii) approved the Merger Agreement and the “agreement of merger” contained therein in accordance with the DGCL, (iv) directed that the “agreement of merger” contained in the Merger Agreement be submitted to the stockholders of the Company for their consideration and adoption, unless the Merger contemplated thereby is consummated in accordance with Section 253 of the DGCL, (v) authorized the grant of the Top-Up Option and the issuance of the Top-Up Option Shares (as defined in Section 11 — “The Transaction Agreements”) upon the exercise thereof to the extent contemplated by the Merger Agreement, (vi) elected, to the extent permitted by applicable law, to make inapplicable to the execution, delivery, performance and consummation of the Merger Agreement and the Transactions, including the Offer, the Top-Up Option and the Merger, the provisions of Section 203 of the DGCL, and (vii) recommended that the stockholders of the Company accept the Offer and tender their Shares to the Purchaser pursuant to the Offer, and adopt and approve the Merger Agreement and the Merger if the Merger Agreement and the Merger are submitted to a vote of the stockholders.

A description of the reasons for the Company Board’s approval of the Offer and the Merger is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to the Company’s stockholders together with this Offer to Purchase (the “Schedule 14D-9”).

The Merger Agreement provides that, subject to the conditions described in Sections 11 — “The Transaction Agreements” and 15 — “Certain Conditions of the Offer,” the Purchaser will be merged with and into the Company with the Company continuing as the surviving corporation as a wholly-owned subsidiary of the Parent. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than (i) any Shares held in the treasury of the Company, held by any subsidiary of the Company or held by the Parent or any of its subsidiaries and (ii) any Shares held by a holder who has not voted in favor of or consented to the Merger and who has properly demanded and perfected the holder’s right to be paid the fair value of such Shares in accordance with the provisions of Section 262 of the DGCL) will be converted into the right to receive the Offer Price, net in cash, without interest and less any required withholding taxes.

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares. If the Minimum Tender Condition and the other conditions to the Purchaser’s obligation to accept for payment and pay for the Shares tendered pursuant to the Offer (together with the Minimum Tender Condition, the “Offer Conditions”) are satisfied and the Offer is completed, the Parent and the Purchaser will own a number of Shares sufficient to cause the Merger Agreement to be adopted without the affirmative vote or written consent of any other holder of Shares. The Parent will cause the holder of all Shares owned by the Parent or any subsidiary (including all Shares purchased by the Purchaser pursuant to the Offer) to vote for or consent to the adoption of the Merger Agreement, as the case may be. See Section 11 — “The Transaction Agreements.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the Offer Conditions (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered prior to the expiration of the Offer and not validly withdrawn as permitted under Section 4 — “Withdrawal Rights.” The expiration time of the Offer (the “Expiration Time”) is 12:00 midnight, New York City time, on Thursday March 11, 2010 (which is the end of the day on March 11, 2010), unless the Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the Expiration Time of the Offer means the latest time and date at which the Offer, as so extended, expires.

The Offer is conditioned, among other things, upon (i) a majority of the Shares having been validly tendered, and not properly withdrawn, in response to the Offer (also referred to as the “Minimum Tender Condition,” as further described in Section 15 — “Certain Conditions of the Offer”) and (ii) there not having been a Company Material Adverse Effect (as defined and described in Section 15 — “Certain Conditions of the Offer”). The Offer is not subject to a financing condition. The Offer is also subject to other important conditions set forth in this Offer to Purchase. Subject to the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”) and the provisions of the Merger Agreement, the Parent and the Purchaser expressly reserve the right in their sole discretion to waive any of the Offer Conditions, except that the Minimum Tender Condition may not be waived by the Parent or the Purchaser without the consent of the Company. See Section 15 — “Certain Conditions of the Offer.”

The Merger Agreement provides that if, at the time the Offer is scheduled to expire, the Minimum Tender Condition has not been satisfied, the Parent will, at the request of the Company, cause the Purchaser to extend the Expiration Time of the Offer for up to two additional 10 business day periods. The Purchaser may also extend the Expiration Time of the Offer, in its own discretion and without the need for the consent of the Company, for successive extension periods of not more than 20 business days each, expiring on or before April 30, 2010 (the “End Date”) (i) if at the scheduled Expiration Time of the Offer any of the Offer Conditions are not satisfied or (ii) for any period required by any rule, regulation, interpretation or position of the SEC or its staff or the Nasdaq Global Select Market.

The Merger Agreement further provides that, following the Purchaser’s acceptance and payment for Shares representing a majority of the Shares then outstanding tendered in the Offer, the Purchaser may, without the consent of the Company, provide for a subsequent offering period (a “Subsequent Offering Period”), not in excess of 20 business days as provided in Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Subject to the terms and conditions set forth in the Merger Agreement and the Offer, the Parent will cause the Purchaser to, and the Purchaser will, accept for payment and pay for all Shares validly tendered and not withdrawn during such Subsequent Offering Period as promptly as practicable after any such Shares are tendered during any Subsequent Offering Period and in any event in compliance with Rule 14d-11(c) under the Exchange Act.

Any extension of the Expiration Time of the Offer will be followed as promptly as practicable by a public announcement. Such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time of the Offer. During any such extension, all Shares previously tendered and not validly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares except during any Subsequent Offering Period. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. If the initial offering period has expired and the Purchaser provides for a Subsequent Offering Period, Shares tendered during a Subsequent Offering Period may not be withdrawn.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined in Section 2 — “Acceptance for Payment and Payment for Shares”) to be credited with the withdrawn Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by the Purchaser, in its sole discretion, which determination will be final and binding upon the tendering party.

The Parent and the Purchaser have expressly reserved their right in the Merger Agreement to modify the terms of the Offer. The Merger Agreement provides, however, that the Parent and the Purchaser may not without the consent of the Company modify or amend the Offer to (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) modify or add to the Offer Conditions set forth in the Merger Agreement, (iv) extend the Offer except as otherwise provided in the Merger Agreement, (v) change the form of consideration payable in the Offer or (vi) otherwise amend the Offer in any manner adverse to the holders of Shares. However, none of the limitations above (but otherwise subject to the terms and conditions of the Merger Agreement) will limit or restrict the ability of the Parent to cause the Purchaser, and for the Purchaser, to increase the Offer Price and in connection therewith to extend the period of time during which the Offer remains open for acceptance, including in the case of such Offer Price increase any extension required by any rule, regulation, interpretation or position of the SEC or the staff thereof or of the Nasdaq Global Select Market.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement if required. Such announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration time of the Offer. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the

Exchange Act), and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may be withdrawn only to the extent that tendering stockholders are entitled to withdrawal rights as described below under Section 4 — “Withdrawal Rights.” However, the ability of the Purchaser to delay the payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder’s offer.

If, subject to the terms of the Merger Agreement, the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material Offer Condition, the Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or the information concerning such offer, other than a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the relative materiality of the changes to the terms or information. With respect to a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, an offer generally must remain open for a minimum of 10 business days following the dissemination of such information to stockholders.

The Company has provided the Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment, purchase and pay for (as promptly as practicable), all Shares validly tendered prior to the Expiration Time of the Offer and not validly withdrawn prior to the Expiration Time. If the Purchaser provides a Subsequent Offering Period, the Purchaser will accept for payment and pay for (as promptly as practicable), all validly tendered Shares as they are received during the Subsequent Offering Period. See Section 1 — “Terms of the Offer.”

In all cases (including during any Subsequent Offering Period), payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry

Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer (including during any Subsequent Offering Period), the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may only be withdrawn to the extent that tendering stockholders are entitled to withdrawal rights as described below under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders.  In order for Shares to be validly tendered pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing such tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Time (except with respect to any Subsequent Offering Period, if one is provided), or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer.  The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other documents required by the Letter of Transmittal must be, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time (except with respect to any Subsequent Offering Period, if one is provided), or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

For Shares to be validly tendered during any Subsequent Offering Period, the tendering stockholder must comply with the foregoing procedures, except that required documents and certificates must be received during the Subsequent Offering Period.

Signature Guarantees.  No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by each registered holder (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed the section entitled “Special Payment Instructions” on the Letter of Transmittal, or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of, a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name of each registered holder appears on the Share Certificate, with each signatures on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.  If a holder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such holder’s Shares are not immediately available or such holder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Time, or such holder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed notice of guaranteed delivery (the “Notice of Guaranteed Delivery”), substantially in the form made available by the Purchaser, is received prior to the expiration time of the Offer by the Depositary as provided below; and

•	the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three Nasdaq Global Select Market trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by manually signed facsimile transmission or mailed to the Depositary.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal.

Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering holder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering holder’s acceptance of the Offer, as well as the tendering holder’s representation and warranty that such holder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. The Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering holder and the Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole discretion, which determination will be final and binding upon the tendering party. The Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of the Purchaser, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of the Purchaser. None of the Purchaser, the Parent, the Company, the Depositary, Innisfree M&A Incorporated (the “Information Agent”) or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Appointment.  By executing the Letter of Transmittal, the tendering stockholder will irrevocably appoint designees of the Purchaser as such stockholder’s proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment:

•	all such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares;

•	all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked;

•	no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective); and

•	the designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper.

The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser’s acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders. The foregoing powers of attorney and proxies are effective only upon the acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Company’s stockholders.

4.	Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time of the Offer. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Time or during a Subsequent Offering Period, if any.

No withdrawal rights will apply to Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 — “Terms of the Offer.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding upon the tendering party. None of the Purchaser, the Parent, the Company, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain United States Federal Income Tax Consequences.

The statements as to United States federal tax matters contained in the discussion below and elsewhere in this Offer to Purchase are not intended to be used, and cannot be used, for the purpose of avoiding penalties under the Internal Revenue Code of 1986, as amended (the “Code”). Such statements have been made to support the promotion or marketing of the transactions addressed in this Offer to Purchase. Each stockholder of the Company should seek advice based on their particular circumstances from an independent tax advisor.

The following is a general summary of the material United States federal income tax consequences of the Offer and the Merger to stockholders of the Company whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary is limited to stockholders who hold Shares as capital assets, within the meaning of Section 1221 of the Code. In addition, this summary does not address tax considerations applicable to stockholders that may be subject to special tax rules, including persons that are subject to special expatriation rules, financial institutions, insurance companies, broker-dealers, traders in securities or currencies or notional principal contracts, or traders who elect to apply a mark-to-market method of accounting, tax-exempt entities, persons that hold Shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated security transaction for United States federal income tax purposes, stockholders subject to the alternative minimum tax, regulated investment companies, real estate investment trusts, persons that own (or are deemed to own) 5% or more of any class of shares by vote or by value, S corporations, partnerships and other pass-through entities and persons who hold Shares through such partnerships or other pass-through entities, persons that have a “functional currency” other than the U.S. dollar and stockholders that acquired Shares through exercise of employee stock options or otherwise as compensation. This summary does not address dissenting stockholders, stockholders who acquired Shares in connection with a stock warrant or convertible debt, or holders of options to purchase Shares granted for compensatory purposes. In addition, this summary does not address any United States federal estate or gift tax consequences, nor any state, local or non-United States tax consequences, of the Offer and the Merger.

This summary is not a complete analysis of all potential United States federal income tax consequences, nor does it address any tax consequences arising under any state, local or foreign tax laws or United States federal estate or gift tax laws. This summary is based on current provisions of the Code, existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof. All of the foregoing are subject to change, and changes could apply retroactively and could affect the accuracy of the statements and conclusions set forth herein. No ruling has been or will be sought from the Internal Revenue Service (the “IRS”) nor will the Company seek an opinion of counsel with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer and the Merger or that any such contrary position would not be sustained by a court.

For purposes of the Offer and the Merger, a “U.S. Holder” means a beneficial owner of Shares that is, for United States federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation for United States federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons has the authority to control all of the substantial decisions of the trust, or that has validly elected to be treated as a U.S. person for United States federal income tax purposes. For purposes of the Offer and the Merger, a “Non-U.S. Holder” is a beneficial owner of Shares that is not a U.S. Holder.

If a partnership (or other entity taxable as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Shares should consult their tax advisors regarding the specific United States federal income tax consequences to them of the Offer and the Merger.

The descriptions of United States federal income tax consequences set forth below are for general information only. Because your individual circumstances may differ, you should consult your own tax advisors as to the particular tax consequences to you of this Offer and the Merger, including the application of United States federal, state, local and foreign tax laws, the United States federal estate or gift tax rules, and possible changes in such laws.

Consequences of the Offer and the Merger to U.S. Holders.  The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. If you hold Shares as capital assets for United States federal income tax purposes, you will generally recognize a capital gain or capital loss on a sale of the Shares for cash pursuant to the Offer or an exchange of Shares for cash pursuant to the Merger, in an amount equal to the difference, if any, between the U.S. dollar amount received and your adjusted tax basis in the Shares. Gain or loss will generally be calculated separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Any capital gain or loss recognized will be long-term capital gain or loss if your holding period for the Shares surrendered exceeds one year. If you are a non-corporate stockholder, any long-term capital gain will generally be subject to United States federal income tax at a maximum rate of 15%. Capital gains recognized on the disposition of Shares held for less than one year will be treated as short-term capital gain, which generally is subject to tax at ordinary income tax rates. The deductibility of capital losses is subject to limitations.

U.S. Holders should consult their own tax advisors regarding the tax consequences of the Offer and the Merger in light of their particular circumstances.

Consequences of the Offer and the Merger to Non-U.S. Holders.  If you are a Non-U.S. Holder, gain that you realize on payments made to you with respect to the Shares that you exchange in the Offer or the Merger generally will be exempt from United States federal income tax, unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income treaty, is attributable to a United States permanent establishment);

•	you are an individual who is present in the United States for 183 days or more in the taxable year of the surrender of Shares pursuant to the Offer or the Merger and certain other conditions are met; or

•	the Company is or has been a “United States real property holding corporation” for United States federal income tax purposes during the shorter of (a) the five-year period ending on the date on which you exchange Shares pursuant to the Offer or the Merger and (b) the period for which you have held the Shares. A “United States real property holding corporation” means a United States corporation if 50% or more of the fair market value of its gross assets consists of United States real property interests (as defined in the Code).

If you are an individual described in the first bullet point above, you will be subject to United States federal income tax on the gain in the same manner as a U.S. Holder that is an individual. If you are a corporation described in the first bullet point above, you will be subject to United States federal income tax on the gain in the same manner as a U.S. Holder that is a corporation. Additionally, you may be subject to a branch profits tax of 30% (or such lower rate as may be specified by an applicable income tax treaty). Non-U.S. Holders described in the first bullet point above should provide an IRS Form W-8ECI. If you are an individual described in the second bullet point above, you generally will be subject to a flat 30% tax (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Shares (net of certain losses recognized during such year).

If the Company has been a “United States real property holding corporation” within the applicable period, you generally will be subject to United States federal income tax at rates of up to 35% on any gain recognized from an exchange of Shares pursuant to the Offer or the Merger. You will also be subject to withholding tax equal to 10% of the proceeds payable for the Shares in the Offer or the Merger. This withholding tax can be credited against your United States federal income tax liability with respect to the gain (if any) realized on your exchange of Shares, and if such withholding tax results in an overpayment of tax, you can obtain a refund from the IRS. The Company has advised the Purchaser that the Company does not believe it is a United States real property holding corporation based on the composition of its assets.

Non-U.S. Holders should consult their own tax advisors regarding the tax consequences of the Offer and the Merger in light of their particular circumstances.

Backup Withholding.  If you are a U.S. Holder, payments to which you would be entitled pursuant to the Offer or the Merger will generally be subject to backup withholding at a rate of 28%, unless you (i) are a corporation or another exempt recipient or (ii) provide a taxpayer identification number (“TIN”) and certify that no loss of exemption from backup withholding has occurred. If you are a U.S. Holder, you should complete and sign (under penalties of perjury) the Substitute Form W-9 that is included with the Letter of Transmittal, to be returned to the Depositary, in order to provide the information and certification necessary to avoid backup withholding, unless an applicable exception exists and is proved in a manner satisfactory to the Depositary. If you do not provide a correct TIN, you may be subject to penalties imposed by the IRS. Any amount paid as backup withholding does not constitute an additional tax and will be creditable against your United States federal income tax liability provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, you may obtain a refund by filing a United States federal income tax return.

If you are a Non-U.S. Holder, you will be subject to information reporting and, in certain circumstances, backup withholding, unless you certify under penalties of perjury (i.e., on IRS Form W-8BEN or appropriate substitute form) that you are a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that you are a U.S.-Person as defined under the Code) or you otherwise establish an exemption. If you hold Shares through a non-United States partnership or other flow-through entity, certain documentation requirements also apply to the partnership or other flow-through entity.

You should consult your own tax advisors as to your qualification for exemption from backup withholding and the procedure for obtaining the exemption.

United States Federal Income Tax Consequences for Holders of Stock Options.  Holders of stock options or stock appreciation rights granted under any equity compensation plan, program, agreement or arrangement will be entitled to the receipt of a cash payment with respect to each Share subject to a stock option or stock appreciation right in an amount equal to (i) $11.50 per Share minus (ii) the exercise price of a stock option or the grant or base price of a stock appreciation right, as applicable. This cash payment will be taxable as ordinary income and will be subject to tax withholding. Each holder of stock options or stock appreciation rights should consult such holder’s own tax advisor regarding the specific United States federal income tax consequences of the Offer and the Merger.

6.	Price Range of Shares; Dividends.

The Shares are traded on the Nasdaq Global Select Market under the symbol “HDIX.” The following table sets forth, for the periods indicated, the high and low sale prices per Share for the periods indicated. Share prices are as reported on the Nasdaq Global Select Market, as applicable, based on published financial sources.

	High	Low

Fiscal Year Ended December 31, 2008
First Quarter	$9.60	$6.15
Second Quarter	9.07	6.81
Third Quarter	10.99	7.10
Fourth Quarter	10.09	4.41
Fiscal Year Ended December 31, 2009
First Quarter	7.71	4.62
Second Quarter	6.78	5.36
Third Quarter	7.00	5.80
Fourth Quarter	6.99	5.44
Fiscal Year Ended December 31, 2010
First Quarter (through February 10, 2010)	11.47	6.05

On February 2, 2010, the last trading day prior to the announcement the Merger Agreement, the closing sale price of the Shares reported on the Nasdaq Global Select Market was $6.05 per Share. On February 10, 2010, the last full day of trading before the commencement of the Offer, the closing sale price of the Shares reported on the Nasdaq Global Select Market was $11.46 per Share.

The Company has not declared or paid any dividends since inception.

Stockholders are urged to obtain a current market quotation for the Shares.

7.	Certain Information Concerning the Company.

General.  The Company is a Delaware corporation with its principal executive offices located at 2400 NW 55th Court, Fort Lauderdale, Florida 33309. The Company’s telephone number is (954) 677-9201. The following description of the Company and its business is qualified in its entirety by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

The Company is a developer, manufacturer and marketer of blood glucose monitoring systems and disposable supplies for people with diabetes worldwide. The Company partners with leading food and drug retailers, mass merchandisers, distributors, mail service providers and third-party payors in the United States and internationally to deliver its products to people with diabetes. The Company markets our products under its own brands, including TRUEresult, TRUE2go, TRUEtest, TRUEtrack, Sidekick, TRUEread, Prestige IQ, and under a co-branded format through which it adds its customers’ store brand name to its brand name products. The Company also markets its products to managed care organizations including health plans and pharmacy benefits managers (PBMs) for inclusion on formularies, which are lists of approved products from which the insured or member and their physicians can choose, and granting of “preferred product” status by health plans.

Available Information.  The Shares are registered pursuant to the Exchange Act. As such, the Company is subject to the information reporting requirements of the Exchange Act and is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Company’s filings are also available to the public on the SEC’s internet site (www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates.

Although the Purchaser and the Parent have no knowledge that any such information is untrue, the Purchaser and the Parent take no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to the Company or any of its subsidiaries or affiliates or for any failure by the Company to disclose any events which may have occurred or may affect the significance or accuracy of any such information.

8.	Certain Information Concerning the Parent and the Purchaser.

The Parent.  The Parent is a corporation organized under the laws of Japan, with its principal executive offices located at 3-9-3 Honjo-nishi, Kita-ku, Osaka 531-8510, Japan. The telephone number of the Parent is +81-6-6372-2331. The Parent’s common stock is traded on the Tokyo Stock Exchange and Osaka Securities Exchange under the Ticker Code 8086.

The Parent, founded in 1954, is engaged directly and through its subsidiaries principally in the development, manufacture and sale of medical devices, pharmaceutical products and medical and glass products. The Parent’s medical device division is engaged in the manufacture and sale of medical devices and its related products, the development, manufacture and sale of cell culturing-related products, as well as the development and sale of diabetes-relates products. The Parent’s pharmaceutical division is engaged in the research, manufacture and sale of pharmaceuticals, such as blood derivatives. The instrument division of the Parent manufactures and sells glass pipes and other glass products, including the inner bottles of thermos bottles. The Parent and its subsidiaries also sell medical device manufacturing equipment and conduct real estate leasing and non-life insurance agency businesses.

The Purchaser.  The Purchaser is a Delaware corporation with its principal executive offices located at 1209 Orange Street, Wilmington, Delaware. The name of Purchaser’s registered agent at such address is The Corporation Trust Company.

The Purchaser is a wholly-owned subsidiary of the Parent. The Purchaser was formed solely for the purpose of engaging in the Offer, the Merger and the other Transactions and has not engaged, and does not expect to engage, in any other business activities.

Directors and Officers of the Parent and the Purchaser.  The name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the last five years for each director of the Parent and the Purchaser and the name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the past five years of each of the executive officers of the Parent and the Purchaser and certain other information are set forth in Schedule I to this Offer to Purchase.

None of the Parent, the Purchaser or any of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Parent, the Purchaser or any of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Relationship with the Company.  Except as described in this Offer to Purchase and in Schedule I (i) none of the Parent, the Purchaser or, to the best knowledge of the Parent and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of the Parent or the Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of the Parent, the Purchaser, any of their affiliates or, to the best knowledge of the Parent and the Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of the Parent, the Purchaser or, to the best knowledge of the Parent and the Purchaser, any of the persons listed in Schedule I, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of the Parent, the Purchaser or, to the best knowledge of the Parent and the Purchaser, any of the persons listed on Schedule I, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no negotiations, transactions or material contacts between the Parent or any of its subsidiaries or, to the best knowledge of the Parent, any of the persons listed in Schedule I, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information.  Pursuant to Rule 14d-3 under the Exchange Act, the Parent and the Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Copies of such materials are available to the public on the SEC’s internet site (www.sec.gov) and may also be obtained from the Information Agent by calling (888) 750-5834 (toll-free).

9.	Source and Amount of Funds.

The Offer is not conditioned upon the Parent’s or the Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. The Parent and the Purchaser estimate that the total amount of funds required to purchase all of the Shares pursuant to the Offer and consummate the Merger pursuant to the terms of the Merger Agreement is approximately $220,000,000, including related transaction fees and expenses. The Parent has and will have sufficient funds to consummate the purchase of Shares in the Offer and the Merger and the other transactions described above, and will cause the Purchaser to have sufficient funds available to consummate such transactions. The Parent and the Purchaser do not believe their financial condition is relevant to the decision of holders of Shares whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	in light of the Parent’s financial capacity in relation to the amount of consideration payable in the Offer, the Purchaser, through the Parent, will have sufficient funds immediately available to purchase all Shares validly tendered in the Offer and not validly withdrawn;

•	the Offer is not subject to any financing condition; and

•	if the Purchaser consummates the Offer, it expects to acquire any remaining Shares not purchased in the Offer for the same cash price in the Merger.

10.	Background of the Offer; Past Contacts or Negotiations with the Company.

The following information was prepared by the Parent and the Company. Information concerning the Parent was provided by the Parent, and neither the Company nor its representatives take any responsibility for the accuracy or completeness of such information regarding meetings or discussions in which the Company or its representatives did not participate. Information concerning the Company was provided by the Company, and neither the Parent, the Purchaser nor their representatives take any responsibility for the accuracy or completeness of such information regarding meetings or discussions in which the Parent or its representatives did not participate. All dates referred to in the following summary are based on New York City time.

In April 2009, a representative of Nipro Diabetes System, a wholly-owned subsidiary of the Parent (“NDS”), contacted Joseph H. Capper, President and Chief Executive Officer of the Company, with respect to a potential strategic alliance between the Company and NDS.

During the week of April 20, 2009, in connection with their discussion regarding such an alliance, the Company and NDS entered into the Confidential Disclosure Agreement dated April 20, 2009, pursuant to which the Company agreed to protect the secrecy of confidential and proprietary information disclosed to the Company by NDS.

On May 6, 2009, Peter F. Ferola, General Counsel of the Company, sent Bryan McGurn, the General Manager of NDS, an e-mail attaching the Company’s preliminary due diligence request list in connection with an upcoming meeting scheduled for May 8, 2009 between the Company and NDS, at which time the terms of the proposed strategic alliance or other co-venture were to be discussed.

On May 8, 2009, Mr. Capper, Scott Verner, Senior Vice President, Sales and Marketing of the Company, and Mr. Ferola, met with representatives of NDS at NDS’s offices to discuss the potential strategic alliance with NDS.

On May 25, 2009, Mr. Ferola sent Mr. McGurn of NDS an e-mail requesting NDS’s most recent financial statements and certain other financial information discussed at the May 8, 2009 meeting.

On May 26, 2009, Mr. McGurn sent Mr. Ferola the financial information requested by Mr. Ferola, including NDS’s budget and certain NDS financial projections.

During the week of June 6, 2009, Luis Candelario, the President of Nipro Medical Corporation, a wholly-owned subsidiary of the Parent (“Nipro Medical”), contacted Mr. Verner to discuss setting up a meeting between Nipro Medical and the Company to discuss a possible arrangement between Nipro Medical and the Company with respect to the cross-marketing of each party’s products by the other, as well as to continue discussions regarding the proposed strategic alliance between the Company and NDS.

Mr. Candelario and Kazuo Wakatsuki, Managing Director of the Parent, agreed to meet on June 12, 2009, with representatives of the Company at the Company’s offices in Fort Lauderdale, Florida, to further discuss the potential strategic alliance with NDS and the cross-marketing arrangement with Nipro Medical. At the meeting, Messrs. Candelario and Wakatsuki also indicated the Parent’s potential interest in acquiring the Company.

During the week of June 12, 2009, Mr. Capper contacted George Holley, Chairman of the Board of the Company, and discussed with Mr. Holley the Parent’s unsolicited expression of interest in acquiring the Company.

In connection with the ongoing discussions between Nipro Medical and the Company concerning the potential cross-marketing arrangement between the companies, on June 30, 2009, the Company and Nipro Medical entered into a confidentiality agreement (the “Initial Confidentiality Agreement”), pursuant to which each of the Company and Nipro Medical agreed to keep confidential certain information disclosed to it about the other party. The Company did not deliver any confidential information with respect to the Company or its business to Nipro Medical or the Parent at this time.

The Company was not for sale and, therefore, not interested in pursuing any discussions regarding a sale of control or other business combination transaction with the Parent or any other party and, therefore, did not respond to the Parent’s expression of interest. Mr. Capper did express to Mr. Candelario the Company’s continuing interest in discussing the potential cross-marketing arrangement with Nipro Medical and strategic alliance with NDS.

On July 6, 2009, Mr. Candelario and Goichi Miyzumi, the Controller of Nipro Medical, met with Mr. Capper and Mr. Verner to further discuss the cross-marketing arrangement between Nipro Medical and the Company. At this meeting, Messrs. Candelario and Miyzumi again mentioned the Parent’s potential interest in acquiring the Company. Mr. Capper again informed Messrs. Candelario and Miyzumi that the Company was presently not for sale, but did state that, consistent with the Company Board’s and management’s fiduciary duties to the Company’s stockholders, the Company does review firm offers and bona fide proposals it receives from third parties, from time to time, to the extent they propose maximum value and otherwise are in the best interest of the Company and its stockholders. No further discussions regarding a potential acquisition of the Company took place at this meeting.

On July 29, 2009, Mr. Capper received a draft letter of intent from Mr. Candelario with respect to the proposed acquisition of the Company by the Parent. The letter of intent required the Company’s countersignature but did not set forth any proposed purchase price. The letter contemplated that the parties would proceed to negotiate a definitive acquisition agreement to containing comprehensive representations and warranties, covenants and indemnities by the Company and closing conditions, including the receipt of all requisite regulatory approvals, satisfactory completion of the Parent’s due diligence and execution of employment agreements and restrictive covenants by certain employees of the Company. Under the letter agreement, the Company would (i) grant the Parent a 180-day exclusivity period and full access to all records and data of the Company, (ii) agree to operate business in the ordinary course until the closing, (iii) agree not to publicly disclose discussions with the Parent, (iv) pay for its own expenses in connection with the proposed transaction and (v) pay a break-up fee of $750,000 to the Parent if the Company were to break its exclusivity covenant or terminate negotiations with the Parent and within nine months of such breach or termination the Company signed a letter of intent or entered into an agreement relating to a sale of a material portion of the Company and such sale were consummated.

After consulting with Mr. Holley and certain other members of the Company Board, on July 30, 2009, Mr. Capper and Mr. Ferola informed Mr. Candelario that the Company believed that the letter of intent provided by the Parent was inappropriate for a public company seller and, even if substantially modified to be in an appropriate form for the Company to consider, any review by the Company Board or management was premature. Mr. Candelario explained to Mr. Capper that it was customary practice in Japan for a buyer to complete its due diligence investigation of a potential acquisition target before proposing a purchase price and, therefore, at the present time, the Parent had not authorized him to propose any purchase price for the acquisition of the Company. In response, Mr. Capper reiterated that the Company Board and management only review firm offers and bona fide proposals and, in the absence thereof, would not be willing for the Company to engage in any discussion process and commit Company resources to assist the Parent with respect to any due diligence investigation of the Company. Mr. Capper further suggested that the Parent review the public filings of the Company and, based upon this review, propose a bona fide purchase price or price range, at which point, depending on the price range and other proposed terms, the Company Board might consider the Parent’s proposal.

On August 4, 2009, the Company Board held a meeting at which Mr. Capper discussed the Company’s receipt on July 29, 2009 of the Parent’s expression of interest regarding a possible acquisition of the Company.

The Company Board noted that, while the Company was not for sale at this time and there was no intended change in management’s current business plans and operating strategy, the Company’s prior dealings with representatives of the Parent, Nipro Medical and NPS regarding the potential cross-marketing and strategic alliance arrangements suggested that the Parent was a serious and trustworthy organization and that, if and when the Parent proposed a purchase price that reflected an appropriate price per Share or range of values for the Company to explore a transaction process with the Parent, the Company Board at such time would authorize management to engage in discussions regarding a possible acquisition transaction.

The Company Board also determined that it would not be interested in reviewing, and would not authorize management to commence, any transaction discussions with Parent or any other party with respect to a proposed purchase of the Company, and it would not be willing to commit Company resources and initiate a transaction process for any acquisition or business combination transaction unless a substantial cash premium relative to the Company’s current Share price was offered by the Parent or any other party.

At the August 4, 2009 Company Board meeting, the Company Board specifically instructed Mr. Capper to continue to engage in preliminary discussions regarding a possible acquisition, and that, if Mr. Capper’s discussions otherwise were positive and the Parent appeared credible in its desire and ability to execute and consummate a transaction, very limited due diligence access should be granted to the Parent. In that regard, the Company Board recommended updating the existing Initial Confidentiality Agreement between the Company and Nipro Medical to include the Parent in light of the fact that the discussions between the Company and Nipro Medical concerning a potential strategic alliance between the two companies had now developed into discussions concerning a potential acquisition of the Company by the Parent.

Following the August 4, 2009 Company Board meeting, Mr. Capper informed Mr. Candelario that the Company Board had considered the Parent’s expression of interest in acquiring the Company. Mr. Capper told Mr. Candelario that the Company was not for sale and that no proposal by the Parent to acquire the Company would be considered unless the proposal included a proposed purchase price that management and the Company Board believed was reflective of the value of the Company. Mr. Capper again reiterated that the Company Board and management only consider firm offers and bona fide proposals and, in the absence thereof, would not be willing for the Company to engage in any discussion process and commit Company resources to assist the Parent with respect to any due diligence investigation of the Company.

On August 17, 2009, Mr. Candelario sent to Mr. Capper an e-mail wherein Mr. Candelario expressed the Parent’s interest in acquiring all of the Company’s outstanding Shares in a cash acquisition in which the Company’s stockholders would receive a fully diluted equity value of between $184 million to $240 million (which included a cash exchange of all in-the-money options and stock appreciation rights to purchase Shares and assumed that the Company would pay all transaction related expenses before calculating proceeds to stockholders). The expression of interest from the Parent assumed that the Company’s balance sheet at closing would include approximately $24 million in cash from operations, an additional approximately $19 million in option and warrant cash exercise proceeds, and that the Company’s Shares outstanding would include all Shares associated with in-the-money options and stock appreciation rights. The Company estimated that this range of equity value equated to a $9.24 to $11.79 per Share range of value (before deducting transaction related expenses which the Company could not estimate). Mr. Candelario stated that if the indicative price range suggested in the e-mail was satisfactory to the Company Board, in order to permit the Parent to begin its due diligence process, the Parent would deliver a written, signed proposal letter to the Company. The e-mail further stated the Parent’s interest in acquiring all of the outstanding Shares of the Company through either a single-step merger transaction or a two-step transaction consisting of a cash tender offer followed by a cash-out merger. The e-mail included a recitation of proposed closing conditions, a covenant to provide due diligence access, a request for a 180-day exclusivity period, and certain breakup fee and topping fee arrangements whereby the Company would be required to pay the Parent certain fees and expenses if a definitive agreement were not entered into or if the Parent determined that the Company violated its 180-day exclusivity covenant.

On August 18, 2009, Mr. Candelario sent an e-mail to Mr. Ferola requesting that the Company sign the indication of interest letter provided by the Parent or another acceptance letter in order for the Parent to proceed with the due diligence process.

On August 18, 2009, Mr. Candelario sent an e-mail to Mr. Ferola inquiring whether the Company was prepared to sign a letter of intent or similar writing in accordance with the matters expressed in Mr. Candelario’s e-mail so that the Parent would be comfortable proceeding with its due diligence process. At this time, Mr. Capper reiterated to Mr. Candelario that he believed the letter of intent provided by the Parent was inappropriate for a public company seller, contained terms that the Company regarded as highly unusual and would not be acceptable to any public company seller, including the Company, and, even if substantially modified, any review by the Company Board or management was premature.

On August 19, 2009, Mr. Candelario was notified that, based on management’s discussions with the Company Board, the Company would not sign any writing for the Parent along the lines proposed in Mr. Candelario’s e-mail, that, as previously communicated, the concept of a letter of intent was not acceptable to the Company, that no exclusivity period would be granted to the Parent, that if the Parent wanted to proceed, it would have to do so entirely at its own expense and that there would be no reimbursement of the Parent’s expenses or any other payments made if a meeting of the minds on definitive deal terms were not reached or if a definitive agreement were not entered into for any reason. In an e-mail on such date, Mr. Ferola did state that while the Company was prepared to move forward with the production of certain limited due diligence items upon receipt of a signed, updated confidentiality agreement (the “Updated Confidentiality Agreement”), the Company was not willing to sign an indication of interest letter or grant any exclusivity to the Parent. No due diligence materials were provided by the Company to the Parent or any of its representatives prior to this time.

On August 27, 2009, Mr. Candelario provided Mr. Ferola with a preliminary list of business and financial information requested to be reviewed by the Parent in connection with its evaluation of the Company and its business.

On August 28, 2009, the Company Board held a meeting to discuss the Company’s preliminary discussions with the Parent regarding a possible acquisition of the Company. The Company Board directed management to retain a recognized and reputable financial advisor to assist in evaluating any firm bona fide offer which may be received from the Parent and, to the extent that any other expression of interest, proposal or offer was received by any other party, from such other party. Mr. Ferola presented an overview of the proposed timeline for a potential acquisition of the Company by the Parent, as well as an overview of the proposed due diligence process, inclusive of the establishment of a virtual data room. The Company Board then discussed the potential acquisition of the Company by the Parent at the indicated price range, including consideration of the retention of Raymond James & Associates, Inc., a nationally recognized investment banking and financial advisory firm (“Raymond James”), to serve as financial advisor to the Company, the establishment of a virtual data room and the proposed timeline and due diligence process.

In selecting Raymond James, the Company Board considered Raymond James’ experience and expertise with respect to the health care industry, as well as the prior relationship between Raymond James and Mr. Capper. The Company Board also discussed and considered engaging two other investment banking firms based on their prior relationships with the Company. Raymond James was then engaged to assist the Company with a potential purchase of another company and was active in discussions with management. The Company Board also discussed the terms of the draft engagement agreement between the Company and Raymond James previously distributed to the Company Board. After the Company Board’s discussion, the retention of Raymond James as financial advisor to the Company and the form of engagement agreement with Raymond James were approved.

The Company Board discussed the Parent’s initial expression of interest received on July 29, 2009, which did not include a proposed purchase price per Share or an aggregate consideration range, and its revised expression of interest received on August 17, 2009, which included the proposed $184 million to $240 million aggregate consideration range (estimated by the Company to represent $9.24 to $11.79 per Share based on a cash exercise of all in-the-money options and stock appreciation rights and before deducting transaction related expenses). After discussion, the Company Board directed Mr. Capper to continue the evaluation process with the Parent but to communicate that no determination had been made by the Company Board that the Company was for sale and that a more refined and increased price range with traditional option exercise and no transaction related expense conditions would be required to even consider committing further Company resources to a potential sale process.

During the week of August 31, 2009, representatives of the Parent and Nipro Medical advised the Company that the Parent had that week engaged the law firm of Baker & McKenzie LLP (“Baker & McKenzie”) to represent the Parent in connection with a potential sale transaction involving the Company. Also during the week of August 31, 2009, representatives of the Parent, Nipro Medical and Baker & McKenzie contacted the Company to discuss the Parent’s preliminary information request.

On September 4, 2009, the Company Board held a meeting at which it requested Satterlee Stephens Burke & Burke LLP, counsel to the Company (“Satterlee Stephens”), to discuss the fiduciary duties of the Company Board with respect to a hypothetical sale of control involving the Company, and representatives of Raymond James discussed with the Company Board a preliminary overview of current market conditions for debt and equity issuances, merger and acquisition transactions and the trading performance for various publicly traded companies to provide the Company Board with information regarding current market conditions for potential business combinations. A discussion was held regarding the diligence review to be conducted the following week at the Company’s offices by representatives of the Parent. Mr. Ferola advised that counsel for the Parent indicated his belief that such on-site diligence would be at a high level to view the Company’s manufacturing operations and certain financial information. The Company Board approved the proposed due diligence process. No due diligence materials had been provided to the Parent or any of its representatives prior to this time.

On September 8, 2009, representatives of the Parent and Nipro Medical attended a senior management presentation at the offices of the Company in Fort Lauderdale, Florida. Prior to the presentation, the Company, the Parent and Nipro Medical exchanged signed signature pages to the Updated Confidentiality Agreement. Following the management presentation, representatives of the Parent and Nipro Medical were provided certain internal management forecasts regarding net sales, earnings before income taxes (“EBIT”), and earnings before income taxes, depreciation and amortization (“EBITDA”) for 2009 through 2013, and toured the Company’s headquarters facility. These were the first non-public due diligence materials provided to the Parent or any of its representatives by the Company. Additional meetings between representatives of the Company and the Parent and Nipro Medical took place at the Company’s headquarters from September 9, 2009 through September 12, 2009, in connection with the review of information provided by the Company to the Parent and Nipro Medical.

On September 11, 2009, Mr. Ferola forwarded to the Company Board an overview of the Parent, including operations, stock price performance, acquisition history and financial summary prepared by Raymond James.

On September 25, 2009, the Company Board held a meeting at which Mr. Capper reported on his discussions with representatives of the Parent since the last Company Board meeting. Mr. Ferola reported to the Company Board with respect to the due diligence conducted by the Parent during the period of September 8, 2009 through September 11, 2009 described above.

In early October, Company A contacted George Holley regarding a potential strategic alliance between Company A and the Company. Company A and the Company had been in contact on several occasions with respect to a potential strategic alliance over the prior two years, although such discussions had never progressed past a preliminary stage. Mr. Holley instructed Company A to contact Mr. Capper.

On October 2, 2009, the Company Board held a meeting at which Mr. Capper informed the Company Board of his conversations with the Parent’s representatives since the last Company Board meeting. Mr. Ferola summarized the several conversations he had separately with counsel for the Parent and a representative of Raymond James, regarding the status of the discussions of a proposed acquisition of the Company by the Parent. The Company Board instructed Mr. Capper to continue preliminary discussions with respect to the potential acquisition but to make clear to the Parent’s representatives that the Parent’s proposed price range and value methodology had not been agreed to or accepted by the Company Board, no decision had been made by the Company Board that the Company was for sale at that time, if at all, and that the Company was allowing at this time the Parent to conduct, at its expense, certain due diligence to enable the Parent to gain a better understanding of the Company’s value and possible revenue and cost synergies that could result from a possible combination of the businesses of the two companies such that the Parent would be in a position to refine and improve the price indication in its August 17, 2009 expression of interest or determine that it was no longer interested in pursuing any discussions or further due diligence investigation of the Company, in which case discussions would be terminated and all non-public information exchanged by the parties and their representatives would be returned or destroyed.

On October 13, 2009, Mr. Wakatsuki of the Parent sent a letter to Mr. Capper of the Company, reaffirming the Parent’s continued interest in a possible acquisition of the Company and requesting that the Company provide the Parent and its representatives with access to additional, more comprehensive, legal, contractual and intellectual property information regarding the Company and its business so that the Parent could refine its proposal. This letter did not change or narrow the purchase price range previously communicated by the Parent to the Company.

On October 14, 2009, Baker & McKenzie provided the Company with an updated information request list regarding the Company and its business.

On October 15, 2009, Mr. Ferola and Baker & McKenzie participated in a conference telephone call to discuss the Company’s intellectual property portfolio.

On October 16, 2009, the Company provided the Parent and Baker & McKenzie with access to an electronic data room containing comprehensive public and non-public business, financial, legal, regulatory and technical information regarding the Company and its business.

Also on October 16, 2009, the Company Board held a meeting at which the directors discussed the October 13, 2009, letter received from the Parent expressing a continued interest in a possible acquisition of the Company by the Parent, and Mr. Ferola discussed the status of the due diligence investigation conducted by the Parent’s representatives to date, and stated that a substantial portion of the diligence requested had been uploaded to the virtual data room, which was to be opened to the Parent’s counsel that afternoon, but that certain more sensitive contract pricing, unit cost and customer and supplier information was being withheld from the Parent at this time unless and until the Parent’s proposed price range improved and became firm and the Parent signaled a more definitive commitment and ability to execute and consummate a potential acquisition of the Company.

During the week of October 19, 2009, Mr. Ferola and Baker & McKenzie participated in multiple telephone conferences regarding various legal due diligence matters, primarily relating to logistical inquiries concerning the conduct of the due diligence and where certain due diligence items could be found.

On October 22, Mr. Capper met with representatives of Company A at Company A’s offices to discuss Company A’s interest in the diabetes blood glucose monitoring industry and Company A’s potential interest in a M&A transaction with the Company. Mr. Capper instructed Company A that the Company was presently not for sale, but did state that, consistent with the Company Board’s and management’s fiduciary duties to the Company’s stockholders, the Company does review firm offers and bona fide proposals it receives from third parties, from time to time, to the extent they propose maximum value and otherwise are in the best interest of the Company and its stockholders. No further substantive discussions regarding such potential acquisition of the Company took place at this meeting.

During the week of October 28, 2009, Baker & McKenzie first proposed to Mr. Ferola that the Parent would structure the acquisition of the Company as a tender offer followed by a merger and informed Mr. Ferola that the Parent would not require external financing at any price range and that it would be able to execute a transaction expeditiously.

On November 3, 2009, the Company Board held a meeting at which Mr. Capper provided a status report on the discussions with the Parent regarding the potential acquisition of the Company by the Parent. The Company Board discussed the Parent’s proposal for structuring the transaction as a first-step cash tender offer followed by a second-step cash-out merger as well as the Parent’s assurance that it would not require external financing at any price range and that it would be able to execute a transaction expeditiously.

On November 6, 2009, representatives of the Parent, Nipro Medical and the Company participated in a meeting at Nipro Medical’s offices in Miramar, Florida to discuss the results of the Parent’s acquisition review and possible structures for an acquisition of the Company by the Parent.

On November 9, 2009, Mr. Candelario sent Mr. Capper an e-mail informing the Company that, based upon due diligence to date, Minoru Sano, the Parent’s Chairman of the Company Board, had approved the making of a formal offer to acquire the Company’s Shares at an “all-in” equity purchase price of $180 million, which the Company estimated equated to an implied price of $9.04 per Share based on the condition of a full exercise for cash of all in-the-money options and stock appreciation rights but excluding any estimate of the Company’s transaction related expenses.

On November 9, 2009 and November 10, 2009, Mr. Candelario of Nipro Medical, participated in phone conferences with Mr. Capper during which Mr. Capper informed Mr. Candelario that the $180 million offer price was unacceptable and the parties further discussed a possible acquisition of the Company by the Parent, including a range of possible valuations (from $190 million to $240 million) to be used in connection with a possible acquisition.

On November 12, 2009, Mr. Candelario of Nipro Medical sent an email to Mr. Capper informing Mr. Capper that the Parent was extending a new proposal to acquire the Company’s Shares at an “all-in” equity purchase price of $190 million (a $10 million increase above the prior proposal), which the Company estimated equated to an implied price of $9.51 per Share, based on the condition of a full exercise for cash of all in-the-money options and stock appreciation rights but excluding any estimate of the Company’s transaction related expenses.

Following discussions with Satterlee Stephens and with Greenberg Traurig, LLP (“GT”), who the Company had recently contacted and been consulting with intermittently with respect to various public M&A, strategic, deal structure, process, disclosure, the Company Board and management fiduciary and other matters, on November 13, 2009, the Company Board held a meeting to discuss the status of all discussions and interactions to date with the Parent. At the Company Board meeting, Mr. Capper informed the Company Board of the November 12, 2009 e-mail received from the Parent which Mr. Capper previously had sent to the Company Board. Raymond James discussed with the Company Board its preliminary review of selected public companies, selected merger and acquisition transactions, an updated acquisition premium analysis for transactions valued between $100 million and $300 million and a discounted cash flow (DCF) analysis summary to provide the Company Board with information regarding current market conditions for acquisitions and business combinations. A discussion then ensued as to the methodology believed to be used by the Parent to arrive at its proposed $190 million aggregate equity purchase price. In that the Company Board considered such equity purchase price (and the fact that it assumed a cash exercise of all in-the-money options and stock appreciation rights and required the Company to pay transaction costs before calculating proceeds to stockholders) unacceptable as a basis to proceed with a more committed sale process, it was suggested that a meeting with the Parent was appropriate to discuss the Parent’s approach and conditions in valuing the Company and to identify any potential areas where the Parent was not appropriately crediting the value of the Company’s business. It was also determined that management and Raymond James should prepare discussion materials for the meeting.

The Company Board then instructed Mr. Capper to relate to the Parent’s representatives that the amount and structure of the proposed $190 million aggregate purchase price was unacceptable and undervalued the Company and that the inclusion of deal costs as part of a total consideration package was not acceptable to the Company, but that the Company would be willing to meet with the Parent’s representatives to provide them with a summary of the information provided by management and Raymond James and give the Parent an opportunity to revise its position. The Company at this time requested that the Parent provide a firm offer expressed as a per Share price instead of an aggregate equity value, to assume that the Company would pay its own transaction related expenses from its balance sheet and to assume a cashless exercise of in-the-money options and not a full cash exercise.

On November 13, 2009, Mr. Capper communicated to Mr. Candelario of Nipro Medical that the Company Board suggested scheduling a meeting with the Company’s financial advisor to discuss the Parent’s November 11, 2009 proposal.

On November 17, 2009, representatives of Purchaser, Nipro Medical, Baker & McKenzie, the Company and Raymond James met at the offices of NDS in Miramar, Florida. At the meeting, Mr. Capper indicated that the Company Board had rejected the latest proposal included in the Parent’s November 12, 2009 e-mail, including the proposed aggregate equity value purchase price and the methodology used to establish such proposed price. Following a discussion regarding the details of the Parent’s November 12, 2009 proposal, representatives of Raymond James discussed the Company’s business, including information regarding implied valuations for the Company based on various alternative valuation methodologies, and the parties discussed the Company’s current and forecast business and financial performance and the status of the business and financial due diligence evaluation of the Company being conducted by representatives of the Parent.

On November 22, 2009, representatives of Company A met with Mr. Capper and members of the Company’s senior management at the Company’s offices to discuss a potential acquisition of the Company by Company A and to tour the Company’s facility. During this meeting, representatives of Company A were provided with management presentations regarding the Company, which did not include any non-public information.

On December 3, 2009, Mr. Candelario of Nipro Medical sent a letter to Mr. Capper indicating that the Parent had reviewed the additional business and financial information provided by the Company and Raymond James on November 17, 2009, and on the basis of such information was prepared to offer $10.50 per Share in cash for the purchase by the Parent of all outstanding Shares, plus the payment of all amounts necessary to cash out all vested and accelerated stock options at the positive spread between $10.50 and the relevant exercise prices of such options (i.e. cashless exercise), and further assuming that the Company would pay, as incurred, all of its transaction costs and that such payment of costs would have no impact on the foregoing price per Share to be paid in the Offer and the Merger. At this time, the Parent expressed its desire to seek to obtain commitments from the Company’s senior management to continue their employment with the Company for a reasonable period of time following completion of the acquisition of the Company by the Parent.

On December 3 and 4, 2009, representatives of the Company and Baker & McKenzie participated in phone conferences to discuss certain details of the Parent’s revised offer. Mr. Ferola also consulted with GT as to certain “next steps.”

On December 7, 2009, Mr. Candelario of Nipro Medical also spoke by phone with Mr. Capper to discuss the Parent’s offer.

During the week of December 3, 2009, management of the Company discussed the Parent’s $10.50 per Share offer with Raymond James. It was determined that the revised offer was now being expressed in terms that were more typical for a public company seller, given the new assumptions regarding a cashless exercise and pay out of outstanding options and stock appreciation rights and the Company’s ability to pay transaction-related expenses without impacting the net per Share proceeds to stockholders. While representing a substantial premium to the current trading price per Share for the Company and the trailing 12-month average per Share price, the Company believed that the current offer was still inadequate.

After further Company discussions with Satterlee Stephens and with GT, at a meeting of the Company Board held on December 8, 2009, Mr. Capper discussed the status of the discussions and interactions to date with the Parent and the $10.50 per Share offer received from the Parent. Mr. Capper reported to the Company Board that Raymond James was consulted with respect to the offer from the Parent of $10.50 per Share and discussed the revised structure of the offer and the implications for certain value to stockholders. After further Company Board discussion of the offer from the Parent, the Company Board determined to unanimously reject the revised offer as inadequate and instructed management to so inform the Parent and to seek to negotiate for an increase in the $10.50 offer price per Share.

On December 9, 2009, Mr. Capper informed Mr. Candelario that the Company Board had rejected the Parent’s $10.50 per Share offer.

Following discussions with Satterlee Stephens and with GT, on December 11, 2009, Mr. Ferola provided Company A with a form of confidentiality agreement to be signed by Company A prior to its receipt of any non-public information concerning the Company. This confidentiality agreement updated prior confidentiality agreements signed by Company A with the Company on November 24, 2004 and January 14, 2009.

On or about December 17, 2009, Company A informed Mr. Capper that it was not committed to the market served by the Company but that if Company A did determine to commit to such market, then the price range that it would consider for acquiring the Company would be between $9.00 and $10.00 per Share.

On December 18, 2009, Company A delivered to the Company the signed confidentiality agreement previously provided by the Company. Upon receipt of the signed confidentiality agreement, the Company provided to Company A certain management forecasts regarding net sales, EBIT and EBITDA for 2009 through 2013.

On December 21, 2009, Mr. Candelario of Nipro Medical sent a letter to Mr. Capper indicating that the Parent was willing to revise its offer one final time to provide for a price of $11.50 per Share in cash. The December 21, 2009 letter indicated that such price represented the Parent’s final offer for the Company’s outstanding Shares and established a deadline of 5:00 pm, New York City time, December 23, 2009, for the Company to accept or reject the Parent’s offer. The revised offer did not otherwise contain any terms and conditions that differed from the Parent’s previous $10.50 per Share offer.

On December 22, 2009, the Company Board met to consider the Parent’s December 21, 2009 revised offer of $11.50 per Share. Mr. Capper reported to the Company Board the terms of the revised offer from the Parent, including the increased price of $11.50 per Share. Mr. Capper also reported to the Company Board that Company A had contacted him and had also expressed an interest in acquiring the Company at a purchase price of between $9 and $10 per Share but had not delivered any written proposal or offer with respect to an acquisition or business combination transaction with the Company. Based on the status of discussions with the Parent and the interest from Company A, the Company Board discussed with Raymond James the merits of conducting a market test for other potential parties to a Company sale of control transaction or business combination. Raymond James and the Company Board discussed a number of additional potential parties and the Company Board identified five companies from this discussion that it wanted contacted to solicit their interest in a possible sale of control transaction or business combination.

Following the Company Board meeting, Mr. Ferola and Mr. Capper consulted with GT regarding the scope and conduct of the proposed market test to elicit indications of interest from potential business combination and purchaser candidates. Mr. Ferola further consulted with GT regarding the ensuing process with Company A and the proposed communications process with the Parent.

Following a Company Board discussion of the revised $11.50 per Share offer from the Parent, the indication of interest from Company A and the proposed market check, the Company Board determined to take no formal action with respect to acceptance of the $11.50 per Share offer from the Parent because not all of the material terms, including structure, of the offer had been agreed upon. The Company Board instructed management that such offer was, however, a sufficient and reasonable basis to (i) proceed with the preparation, review, discussion and negotiation of documentation for a potential sale transaction with the Parent, (ii) communicate with Company A that if Company A was serious about its interest in an acquisition of or other form of business combination with the Company, then Company A should submit a formal offer, inclusive of a firm price, as soon as possible, and (iii) proceed with contacting the additional companies identified for the market test.

On December 23, 2009, Mr. Capper informed Mr. Candelario of Nipro Medical by telephone of the decision by the Company’s Board to proceed with the preparation, discussion and documentation on the basis of the Parent’s $11.50 per Share offer.

On December 23, 2009, Mr. Capper and Ronald Rubin, Chief Financial Officer of the Company, discussed with management of Company A potential synergies between the Company and Company A and management’s 2009-2013 net sales, EBIT and EBITDA forecasts previously provided to Company A. On the same day, Mr. Capper and Raymond James contacted Company A to discuss the benefits of a potential combination, and to request an update on the status of their evaluation process. Raymond James communicated the guidance from the Company Board that if Company A was serious about a possible business combination, they would need to accelerate their review and provide the Company with a formal offer, inclusive of a firm price, as soon as possible. Raymond James also informed Company A that its oral range of value was not acceptable. On the same day, Mr. Ferola provided Company A with the Company’s organizational charts and certain selling, general and administrative (SG&A) expense information.

During the week of December 23, 2009, the Company granted the Parent access to further confidential and proprietary business and financial due diligence materials that had been previously withheld from the Parent due to confidentiality concerns and because the Parent’s previous aggregate consideration proposals and $10.50 per Share offer price were inadequate.

On December 28, 2009, Mr. Candelario of Nipro Medical provided Mr. Capper with preliminary initial drafts of the Merger Agreement and the form of a proposed stockholder agreement to be entered into by stockholder-directors of the Company, solely in their stockholder capacity (the “Stockholder Agreement”) relating to the proposed acquisition of the Company by the Parent and Purchaser.

On December 28, 2009, Raymond James contacted a representative of Company A and offered to provide access to the Company’s electronic data room as interest dictated. Company A did not request access. During the week of December 28, 2009, pursuant to the Company’s instruction, Raymond James also contacted Company B, Company C, Company D, Company E and Company F, each of which were strategic operating companies, to inquire whether they had an interest in a potential business combination with or acquisition of the Company on a “no-names,” confidential basis.

During the week of December 28, 2009, representatives of the Company and Baker & McKenzie participated in multiple telephone conferences in connection with the completion of the Parent’s due diligence review of the Company and the Company provided Baker & McKenzie with certain additional information requested on behalf of the Parent.

On December 29, 2009, Baker & McKenzie delivered to Mr. Ferola a draft Stockholder Agreement and informed Mr. Ferola that the Parent would like to receive signed Stockholder Agreements from each director and officer of the Company, in their capacities as stockholders, and would like to discuss receiving voting agreements from the Company’s 5% stockholders. Baker & McKenzie further informed Mr. Ferola that the Parent had authorized Baker & McKenzie to complete its confirmatory due diligence and negotiate a definitive merger agreement as soon as practicable. Baker & McKenzie suggested a meeting between the parties the following week to negotiate the transaction agreements and to complete the remaining due diligence items. Later that day, Baker & McKenzie sent the Company an e-mail setting forth the Parent’s remaining due diligence questions, including follow-up questions relating to intellectual property matters. That evening, Mr. Ferola consulted with GT as to the benefits and consummation risks of a one-step merger transaction in comparison to a two-step acquisition with a front-end cash tender offer and second-step merger.

On December 30, 2009, the Company Board met to discuss the draft Merger Agreement that the Company had received from the Parent on December 28, 2009. Mr. Ferola and Satterlee Stephens summarized for the Company Board the material terms of the draft Merger Agreement and noted that the draft contemplated a one-step, long-form merger, rather than a two-step, tender offer structure with a second-step cash out (long- or short-form) merger, as had been discussed with the Parent’s counsel. After discussion of the relative merits of the one-step versus the two-step process, the Company Board directed management and counsel to request the Parent’s counsel to revise the draft Merger Agreement to provide for a two-step, tender offer structure. Later on December 30, 2009, representatives of the Company and Satterlee Stephens participated in a telephone conference with representatives of Baker & McKenzie regarding the structure of the proposed transaction and terms of the draft Merger Agreement provided by the Parent to the Company. During this telephone conference, counsel for the Parent and the Company determined that it would be advisable to structure the transaction as a tender offer by Purchaser followed by the Merger. The Company and Satterlee Stephens did not provide any other comments to the Parent or Baker & McKenzie regarding the initial draft of the Merger Agreement at this time.

Based on these discussions, on December 31, 2009, Baker & McKenzie provided to the Company and its counsel revised second drafts of the Merger Agreement and Stockholders Agreement incorporating the proposed tender offer structure.

During the first week of January 2010, Mr. Candelario communicated to Mr. Capper that the Parent was interested in retaining all of the Company’s present senior management for some period of time after the consummation of the acquisition of the Company by the Parent and asked Mr. Capper for a recommendation regarding the payments that would be required to effect such retention.

On January 1, 2010, Mr. Ferola distributed to the Company Board the second draft Merger Agreement prepared by Baker & McKenzie incorporating the proposed tender offer structure.

On January 2, 2010, Mr. Ferola distributed to the Company Board a proposed revised version of the second draft Merger Agreement prepared by Satterlee Stephens in consultation with the Company’s management, and discussions between Mr. Ferola and GT, for review prior to the January 4, 2010 Company Board meeting. Among the proposed changes to Baker & McKenzie’s second draft Merger Agreement were suggestions to (i) expand the exclusions from the definition of Company Material Adverse Effect, (ii) include a representation regarding the Parent’s access to funds on hand and the Parent’s financial ability to consummate the Offer and the Merger without any need to obtain external financing, (iii) make certain changes to the Parent’s deal protection provisions in the draft Merger Agreement to broaden the “fiduciary termination rights” of the Company and to eliminate or modify certain contractual restrictions in connection therewith, (iv) add certain provisions to protect employees of the Company following the Merger, (v) reduce the proposed termination fee from 4% of the aggregate equity transaction value to 2%, thereof (vi) limit the circumstances in which the Parent would be entitled to receive the termination fee, (vii) reduce the cap on out-of-pocket expenses incurred by the Parent in connection with the transactions contemplated by the Merger Agreement that the Company would be obliged to reimburse in certain circumstances from $1,500,000 to $750,000, (viii) provide for specific enforcement against the Parent of the Merger Agreement, (ix) limit the conditions to the Parent’s obligation to consummate the Offer, (x) add flexibility to the Company’s operating covenants between signing and closing, (xi) revise the breadth of certain representations and (xii) add definitions of the parties’ “knowledge.”

On January 4, 2010, Raymond James provided Company B, Company C, Company D, Company E and Company F with a summary information description of the Company and its market position without disclosing the identity of the Company. Raymond James notified the prospective companies that upon confirmation of interest, the Company would provide a confidentiality agreement and access to internal financial projection information for further due diligence.

On January 4, 2010, the Company Board met to discuss Baker & McKenzie’s second draft Merger Agreement and suggested comments to such draft previously circulated to the Company Board. Also at this meeting, a representative of Raymond James updated the Company Board on the market check process, including discussions with Company A. The Company Board discussed the market check process and its relationship with the pace of negotiations with the Parent and directed Raymond James to continue the market check process based on the list of Companies previously approved by the Company Board.

Following the January 4, 2010 Company Board meeting, Satterlee Stephens provided Baker & McKenzie with the comments on the draft Merger Agreement described above.

On January 5, 2010, Baker & McKenzie provided the Company and Satterlee Stephens with a revised third draft of the Merger Agreement incorporating certain of the changes proposed by the Company. The revised draft proposed a termination fee of 3% of the merger consideration and a reimbursement cap of $1,000,000 on expenses of the Parent that the Company would be obliged to reimburse in certain circumstances.

On January 5, 2010, Mr. Capper sent Mr. Candelario an e-mail with proposed retention bonuses for senior management of the Company.

On January 5, 2010, Company B contacted Raymond James to communicate that, after further review, it was not interested in pursuing additional due diligence on the Company.

On January 6, 2010, Company C contacted Raymond James to communicate that, after further review, it was not interested in pursuing additional due diligence on the Company.

On January 6, 2010, Satterlee Stephens provided the Parent and Baker & McKenzie with a revised draft of the Stockholder Agreement incorporating comments on behalf of the director-stockholders, most of which were designed to protect the ability of directors of the Company who sign the Stockholders Agreement to freely exercise their fiduciary duties as directors. On January 7, 2010, Baker & McKenzie provided Satterlee Stephens with a revised draft reflecting most of the proposed changes to the draft Stockholder Agreement.

On January 7, 2010, the Company Board met to discuss the latest draft of the Merger Agreement and suggested comments to that draft. A representative of Raymond James updated the Company Board on the market check process, including a discussion of the companies that had been contacted and the responses to date. The Company Board discussed the market check process and the list of companies to be contacted, and directed Raymond James to continue the market check process, including discussions with Company A. Following the January 7, 2010, Company Board meeting, Satterlee Stephens provided Baker & McKenzie with additional comments on the draft Merger Agreement.

On January 8, 2010, Company D and Company E both contacted Raymond James to communicate that, after further review, they were not interested in pursuing additional due diligence on the Company. Company F also contacted Raymond James to express continued interest and to request a confidentiality agreement. After Company F declined to agree to standstill and non-solicitation conditions in the Company’s proposed confidentiality agreement, it was determined that Company F would review publicly available information, confirm interest and provide guidance on valuation before the Company would consider eliminating the standstill and non-solicitation provisions proposed by the Company, which were modeled on the previously executed confidentiality agreements. Company F agreed to proceed with its evaluation on this basis. Representatives of Raymond James also contacted Company A to request a status report, offer additional information and solicit a revised and higher indication of value.

On January 10, 2010, the Company Board met to discuss the status of negotiations with the Parent and Company A’s due diligence review.

On January 11, 2010, Mr. Candelario sent Mr. Capper an e-mail responding to Mr. Capper’s proposal of January 5, 2010, with respect to retention bonuses for senior management with an alternative proposal based upon length of service with the Company following consummation of the acquisition of the Company by the Parent.

Also on January 11, 2010, Mr. Capper and Mr. Candelario exchanged e-mails discussing issues relating to payments under Mr. Capper’s existing Employment Agreement upon a change in control of the Company.

Also on January 11, 2010, Company A contacted Raymond James and provided a revised indication of value of $11.00 to $12.00 per Share for all of the Company’s outstanding Shares. Company A stated that its valuation range was predicated on confirmation from due diligence of Company A’s value assumptions, including the validation of prospective synergies, an assessment of the Company’s current technology, a technical assessment of future competitive technologies, a confirmation of the achievability of management’s internal projections and certain other matters. Company A also indicated that they would not proceed unless they were granted an exclusivity period of 30 to 45 days.

During the week of January 11, 2010, Baker & McKenzie contacted Mr. Capper and Mr. Ferola to express the Parent’s interest in retaining all of the members of the Company’s management team following the Merger. Mr. Capper communicated to Baker & McKenzie his belief that, although he could provide no assurance, no significant employee of the Company was likely to leave the Company as a result of the acquisition of the Company by the Parent and that the payment of “stay bonuses” would not be required.

Also during the week of January 11, 2010, the Company and the Parent and their respective counsel participated in multiple telephone conferences regarding the disclosure schedules to the draft Merger Agreement, certain proposed changes to the draft Merger Agreement (including with respect to intellectual property schedules and dollar thresholds to be included in the Company’s representations and warranties) and the Stockholder Agreement, and various other matters.

On January 12, 2010, the Company Board met to discuss the latest developments with Company A and the market check process generally. Raymond James updated the Company Board on discussions with Company A. After a discussion of various possible responses to Company A, the Company Board directed Raymond James to tell Company A that the Company would be interested in an offer at the top of the proposed range, that the Company could not grant an exclusivity period and, in the event Company A was serious about completing a business combination, time was of the essence and it again needed to accelerate its due diligence process in order to give the Company confidence in its intentions and ability to close. The Company Board also discussed Company A’s decision to not to take advantage of the previous offer to gain access to additional due diligence material contained in its electronic data room. The Company Board and a representative of Raymond James then discussed the status of the market check process, including a discussion of the potential purchaser and business combination candidates that had been contacted, and directed Raymond James to continue the market check process with Company F. Later that day, Raymond James contacted Company A and delivered the Company Board’s guidance regarding their current offer.

On January 13, 2010, Company A called Mr. Capper and retracted Company A’s verbal indication of interest.

On January 14, 2010, the financial advisor to Company A telephoned George H. Holley and informed Mr. Holley that Company A would be submitting another revised indication of interest for the acquisition of the Company.

On January 15, 2010, the financial advisor to Company A contacted Raymond James to request an understanding of the status of discussions between Company A and the Company. Later on that day, the Company received a letter from Company A containing a revised proposal for the acquisition of the Company by Company A, including a Share price range of $12.00 to $12.50. The proposal was subject to a due diligence review and to the grant of an exclusivity period of 30 days, and was not subject to financing. Mr. Ferola consulted with Satterlee Stephens and with GT as to the Company A’s revised proposal.

On January 17, 2010, the Company Board met to discuss the proposal that the Company had received from Company A on January 15, 2010. Mr. Capper reported on the terms of the Company A’s proposal, including the proposed Share price range of $12.00 to $12.50, the fact that it was subject to a due diligence review and the request for a shorter exclusivity period of 30 days. Mr. Capper reminded the directors of the Company’s historical discussions with Company A, including the Share price ranges recently suggested by Company A of $9.00 to $10.00 and $11.00 to $12.00, their retraction of interest and their due diligence requirements. The directors and the Company’s legal and financial advisors discussed how to address Company A’s proposal in the context of their due diligence efforts to date and the continuing dual-track negotiations with the Parent and continuing discussions with Company A. Mr. Ferola reported that he understood from counsel to the Parent that the Parent’s board of directors would not meet to approve the proposed Merger Agreement with the Company until January 23, 2010, and that the Company Board would not be expected to meet to approve the proposed Merger Agreement with the Parent prior to that approval. A discussion followed about the risk associated with delaying a Company Board meeting to evaluate the Parent offer in final form, the risk in the diligence and merger agreement negotiation processes associated with Company A and the attractiveness of their $12.00 to $12.50 valuation range. Following this discussion, the Company Board instructed the officers of the Company to respond to Company A that the Company could not grant them exclusivity, but would continue to provide them access to management and Company representatives to facilitate their due diligence review and was prepared to begin negotiating a definitive agreement on the basis of the price range proposed by Company A. The Company would attempt to allow Company A until February 8, 2010, to complete their due diligence review and negotiate a definitive agreement, but could not guarantee any length of time. The Company Board instructed Raymond James to specifically inform Company A’s outside financial advisor representatives that it was very important for Company A to complete its due diligence investigation, commence the preparation and negotiation of all transaction documentation and communicate a formal offer, inclusive of a firm offer price as soon as possible. Raymond James communicated this information to Company A’s financial advisor as instructed by the Company Board on the evening of January 17, 2010.

The Company Board then discussed the proposal received from Company A on January 15, 2010, and related matters concerning the Company Board’s and management’s fiduciary obligations, strategic options available to the Company to seek to facilitate a competing firm offer from Company A, negotiating various open issues with respect to the terms of the draft Merger Agreement and, in connection with the foregoing, the Company Board’s desire to formally engage GT, as special public M&A co-counsel to the Company to assist with the pending transaction with Parent and with the related transaction alternatives process. After some discussion regarding the qualifications and experience of GT and acknowledging the advice and counsel the Company had received over the preceding approximately eight weeks, based on Mr. Ferola’s consultation, from time to time, with such firm, it was unanimously resolved that GT should be engaged as special public M&A co-counsel to assist Satterlee Stephens with the pending transaction with Parent and any alternative transaction involving the potential sale of control of, or a business combination involving, the Company.

On January 18, 2010, Company A’s financial advisor contacted Raymond James to state that Company A wanted to pursue due diligence under the terms identified.

On January 21, 2010, Company F contacted Raymond James to communicate that, after further review, they were not interested in pursuing additional due diligence on the Company.

On January 21, 2010, Satterlee Stephens and GT provided Baker & McKenzie with further comments on the draft Merger Agreement, including with respect to (i) the number of extensions of the initial tender offer period which the Parent and Purchaser would be required to make to satisfy the minimum tender condition and matters relating to the commencement of a “subsequent offering period” under Rule 14d-11 under the Exchange Act, (ii) clarification of the conditions and terms of the Top-Up Option, (iii) the role of the incumbent independent directors of the Company following completion of the tender offer but prior to consummation of the Merger, (iv) the Company director and officer indemnification obligations of the Parent and Purchaser, (v) the Company Board’s right to withdraw its recommendation of the Offer in certain circumstances, (vi) the qualification of certain representations and warranties and the modification thereof pursuant to revised disclosure schedules, (vii) the scope and exceptions to the Company’s “no-shop” covenant, the fiduciary “window shop” exceptions thereto, the right of the Company to communicate events and Company Board positions to its stockholders in certain contexts, the definition of “Acquisition Proposal,” the definition of “Material Adverse Effect,” the circumstances under which the Company could modify confidentiality and standstill agreements in effect prior to the signing and announcement of the Merger Agreement and the required terms of any future confidentiality agreements that the Company would be required to enter into with third parties who might submit to the Company prior to completion of the tender offer an unsolicited Acquisition Proposal which the Company is permitted to pursue under the “window shop” exceptions to the “no shop” covenant, (viii) the Parent’s and the Purchaser’s conditions to consummate the Offer, (ix) the Parent and the Purchaser’s conditions to consummate the Merger, (x) the rights of the parties to terminate the Merger Agreement, (xi) certain remedial provisions of the Merger Agreement and (xii) the treatment in the Merger of accelerated options to purchase Shares.

On January 25, 2010, Baker & McKenzie provided the Company and its counsel with a revised draft of the Merger Agreement incorporating most of the changes proposed by Satterlee Stephens and GT on behalf of the Company. Also on January 25, 2010, the Parent notified the Company that it had obtained all requisite corporate approvals and was prepared to execute the Merger Agreement.

From January 25, 2010 to January 28, 2010, various members of Company A’s management team and consultants met in person with Company management to discuss a comprehensive list of due diligence topics including the Company’s operating infrastructure, manufacturing capabilities, intellectual property portfolio, market share position, legal and regulatory status, future competitive threats, historical financial results and management’s internal projections for the business.

On January 26, 2010, Baker & McKenzie sent Mr. Capper and Mr. Candelario an e-mail summarizing the agreements that Mr. Capper and Mr. Candelario had reached on compensation matters relating to Mr. Capper and the Company’s other senior executives.

On January 27, 2010, Baker & McKenzie sent Mr. Capper (i) draft retention bonus letters for key employees of the Company that would be entered into shortly after the public announcement of the Offer and (ii) a draft letter agreement reflecting the amendments to Mr. Capper’s employment agreement with the Company that Mr. Capper and Mr. Candelario had been discussing, which would be signed at the same time as the signing of the Merger Agreement.

Also on January 27, 2010, after discussions regarding final proposed changes to the draft Merger Agreement, Baker & McKenzie provided the Company and its counsel with an execution version of the Merger Agreement and inquired as to the status of Company Board approval of the transaction and the timing for the execution of the Merger Agreement.

On January 28, 2010, the Company Board met to discuss the status of the merger negotiations with the Parent and the due diligence review being undertaken by Company A. The Company Board discussed certain beneficial changes that had recently been negotiated to the draft Merger Agreement with the Parent with respect to the matters raised with Baker & McKenzie on January 21, 2010 described above. Mr. Capper informed the directors that the Merger Agreement with the Parent was now in final form, that it had been approved by the Parent’s board of directors, and that Baker & McKenzie, the Parent’s legal counsel, was holding signed signature pages from the Parent. He informed the directors that Company A was continuing its due diligence review of the Company, which had accelerated substantially from the first week to the current week, and that he had been informed that the Company A working group was scheduled to meet soon to determine whether they wished to pursue a transaction with the Company. It was noted that, although there had been increased diligence activity from Company A in recent days, they had not yet submitted a draft merger agreement or proposed a time frame in which they intended to do so, nor had Company A yet involved their legal counsel directly in the diligence or documentation process. The Company Board discussed the attractiveness of the price per Share offered by the Parent and the relative certainty of the offer and deal terms proposed by the Parent as reflected in the execution draft of the Merger Agreement agreed with the Parent, as well as the uncertainty, based upon communications with Company A and its financial advisor, that Company A was willing or able to conduct the necessary due diligence in order to be able to make a final and binding offer to acquire the Company in a sufficiently timely manner to avoid the risk of the Parent deciding to rescind or amend its offer for the Company.

In light of the above, Mr. Capper recommended and the Company Board approved a schedule for the Company Board’s consideration of approving the Merger Agreement with the Parent, in order to allow a last opportunity for Company A to present the Company with a superior unconditional offer capable of consummation on a reasonable basis. The Company Board planned to meet to (i) receive and consider presentations relating to the proposed acquisition by the Parent from management of the Company and from legal counsel of the Company and to review various resolutions that would need to be adopted in connection with final approval of the acquisition by the Parent (ii) receive and consider a presentation from Raymond James relating to the implied equity, enterprise and other metrics of value of the Company and with respect to the fairness, from a financial point of view, to the Company’s stockholders of the proposed consideration to be paid in the Offer and Merger, and (iii) further consider and deliberate whether the proposed transactions with the Parent are fair and advisable and otherwise in the best interests of the Company. Raymond James was then directed to contact Company A’s financial advisor to request further information about the status of Company A’s process, their level of commitment and confidence in executing a transaction with the Company and to offer any further information they might require to assist their due diligence investigation and internal transaction process. Raymond James communicated the Company Board’s request to Company A’s financial advisor on the evening of January 28, 2010.

On January 29, 2010, Company A’s financial advisor informed Raymond James that the board of directors of Company A determined that Company A would not be able to meet the Company’s 21-day timetable for completing its due diligence and making a formal and binding offer for the Company. Company A considered the Company’s business to be a new area of growth and expansion and that more time was required to understand the Company’s business and the associated market. Raymond James asked Company A’s financial advisor how much additional time was needed and what due diligence issues remained outstanding. Company A’s financial advisor informed Raymond James that Company A was not in a position to provide this information but would consider continuing with the due diligence process if the Company removed its time requirements.

On January 29, 2010, Mr. Capper discussed Company A’s response with Company Board members by phone, as well as the history of discussions with Company A, the risk associated with their ongoing diligence process, the uncertainty associated with time required to reach a formal and binding offer, the risk associated with merger agreement negotiations and other matters relating to their interest,. It was decided that, based on feedback from Company A, there was not a sufficient level of confidence in Company A’s intentions or ability to consummate a transaction in a timely fashion and that further due diligence should be terminated.

On Saturday, January 30, 2010, Baker & McKenzie informed the Company that, due to a pending transaction involving the Parent, the Merger Agreement would need either to be signed the following week or delayed for several weeks. The Company then informed Baker & McKenzie that the Company Board had already scheduled its meetings to consider the draft Merger Agreement on Tuesday, February 2, 2010.

On January 30, 2010, Mr. Ferola sent notice to Company A that all due diligence information should be destroyed or returned to the Company pursuant to the terms of the confidentiality agreement. Company A confirmed receipt of this notice and indicated that it would perform as requested.

On February 1, 2010, the sole director of Purchaser executed a written consent in lieu of special meeting approving the Merger Agreement, the Stockholder Agreements and all of the transactions contemplated thereby and recommending that that The Parent, as the sole stockholder of Purchaser, adopt and approve the Merger Agreement.

On February 1, 2010, the Parent, acting by written consent, adopted resolutions as the sole stockholder of the Purchaser adopting and approving the Merger Agreement and all of the transactions contemplated thereby.

On February 2, 2010, the Compensation Committee of the Company Board approved certain employee benefit matters including, among other things, the amendment of Mr. Capper’s employment agreement and the granting of closing bonuses to certain executive officers of the Company.

On February 2, 2010, a meeting of the Company Board was convened to discuss and consider the draft Merger Agreement and the terms, conditions and relative risks and benefits of the proposed Offer and Merger and all of the related transactions contemplated thereby. At the meeting, Mr. Capper updated the Company Board on his final negotiations with the Parent and Mr. Rubin presented management’s analysis of the financial and business condition and prospects of the Company. Representatives of Satterlee Stephens summarized the terms of the Merger Agreement, a copy of which had been provided to the directors on January 31, 2010, and GT reviewed with the Company Board the pre-sign deal process undertaken by the Company Board and management to date, the negotiations of the terms of the Merger Agreement throughout such process, and the fiduciary duties of the Company Board and management in the context of such process and the definitive terms of the proposed transaction.

During this discussion, the Satterlee Stephens and GT representatives discussed, among other matters, the mechanics of the Offer, including the timing for the commencement and expiration of the Offer, the conditions to the Parent’s obligations to complete the Offer (including the Minimum Tender Condition), the “material adverse effect” definition, the terms of the Top-Up Option, the non-solicitation and fiduciary out provisions and related termination rights of the Company and the Parent and the overall “deal protection” provisions contained in the Merger Agreement, the material adverse change definition used throughout the Merger Agreement, the amount of the termination fee and the circumstances under which it was payable, the ability of prospective competing bidders to submit to the Company unsolicited acquisition proposals and the Company’s contractual requirements and flexibility with respect thereto, and the Company’s remedies in the event of a breach of the Merger Agreement by the Parent or the Purchaser.

Also at the meeting, representatives of Raymond James reviewed with the Company Board its financial analyses relating to the consideration to be paid in the transaction and rendered to the Company Board its oral opinion, which was subsequently confirmed by delivery of a written opinion addressed to the Company Board dated February 2, 2010, as to the fairness, from a financial point of view, of the Offer Price and Merger Consideration provided for in the Merger Agreement. After these presentations, the meeting was adjourned for a few hours. After the meeting reconvened shortly before the market close, a question and answer period ensued and the Company Board reviewed and considered the relative risks and merits of the proposed transactions.

After further remarks by Mr. Capper and representatives of Satterlee Stephens, GT and Raymond James, the full Company Board, by unanimous vote, adopted resolutions that (i) determined that (A) the Merger Agreement and the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in the Merger Agreement are advisable and (B) the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger, taken together, are fair to and in the best interests of the Company and its stockholders, (ii) approved the Merger Agreement and the “agreement of merger” contained therein in accordance with the DGCL, (iii) directed that the “agreement of merger” contained in the Merger Agreement be submitted to the stockholders of the Company for their consideration and adoption, unless the Merger contemplated thereby is consummated in accordance with Section 253 of the DGCL, (iv) authorized the grant of the Top-Up Option and the issuance of the Top-Up Option Shares upon the exercise thereof to the extent contemplated by the Merger Agreement, (v) elected, to the extent permitted by applicable law, to make inapplicable to the execution, delivery, performance and consummation of the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger, the provisions of Section 203 of the DGCL, and (vi) recommended that the stockholders of the Company accept the Offer and tender their Shares to the Purchaser pursuant to the Offer and, if required under applicable Delaware law to consummate the Merger, adopt and approve the Merger Agreement and the Merger.

On February 2, 2010, the Merger Agreement was executed by the Parent, the Purchaser and the Company, and the Parent and the Purchaser entered into a Stockholder Agreement with each of the directors of the Company. Thereafter, the Parent and the Company issued a joint press release announcing the execution of the Merger Agreement and the Stockholder Agreements.

On February 11, 2010, Purchaser and the Parent initiated the Offer.

11.	The Transaction Agreements.

The following are summaries of the material provisions of the Merger Agreement, the Stockholder Agreements and certain other agreements executed in connection with the Merger Agreement. The following descriptions of these agreements do not purport to be complete and are qualified in their entirety by reference to the definitive agreements themselves, which have been filed as exhibits to the Tender Offer Statement on the Schedule TO filed with the SEC, which may be examined and copied as set forth in Section 8 — “Certain Information Concerning the Parent and the Purchaser” above. For a complete understanding of each of these agreements, stockholders are encouraged to read the full text of each definitive agreement.

The Merger Agreement

The Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference, was entered into by the Parent, the Purchaser and the Company on February 2, 2010. The Merger Agreement governs the contractual rights among the Parent, the Purchaser and the Company in relation to the Offer and the Merger.

The Merger Agreement has been filed as an exhibit to the Schedule TO provide stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Parent, the Purchaser or the Company in the Company’s periodic reports filed with the SEC. In particular, the Merger Agreement and the summary of terms set forth in this Offer to Purchase and incorporated by reference herein are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to the Parent, the Purchaser or the Company. The representations and warranties contained in the Merger Agreement have been negotiated among the parties thereto with the principal purpose of establishing the circumstances in which the Parent may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and are qualified by information set forth on confidential schedules. Accordingly, stockholders should not rely on the representations and warranties contained in the Merger Agreement as matters of fact.

The Offer.  The Purchaser is required under the Merger Agreement to commence the Offer as promptly as practicable but in any event within 10 business days after the date of the Merger Agreement. The Merger Agreement provides that the expiration date of the Offer will be 12:00 midnight, New York City time, on the 20th business day following the date of the commencement of the Offer.

The Merger Agreement provides that the Offer is conditioned upon satisfaction of the Offer Conditions, including the conditions that (i) a majority of the Shares has been validly tendered, and not properly withdrawn, in response to the Offer (also referred to as the “Minimum Tender Condition,” as further described in Section 15 — “Certain Conditions of the Offer”) and (ii) there has not been a Company Material Adverse Effect (as defined and described in Section 15 — “Certain Conditions of the Offer”). The Merger Agreement does not provide for a financing condition relating to the Offer. Pursuant to the Merger Agreement, the obligation of the Parent to cause the Purchaser to accept for payment and pay for the Shares tendered pursuant to the Offer is subject to the satisfaction of each of the Offer Conditions. Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, the Parent and the Purchaser have expressly reserve in the Merger Agreement the right in their sole discretion to waive any of the Offer Conditions, except that the Minimum Tender Condition may not be waived by the Parent or the Purchaser without the consent of the Company. See Section 15 — “Certain Conditions of the Offer.”

The Merger Agreement provides that if, at the scheduled expiration date of the Offer, the Minimum Tender Condition has not been satisfied, the Parent will, at the request of the Company, cause the Purchaser to extend the expiration date of the Offer for up to two additional 10 business day periods. The Merger Agreement also permits the Purchaser to extend the Offer, in its own discretion and without the need for the consent of the Company, for successive extension periods of not more than 20 business days each expiring on or before the End Date for the Offer (i) if at the scheduled expiration date of the Offer any of the Offer Conditions are not satisfied or (ii) for any period required by any rule, regulation, interpretation or position of the SEC or its staff or the Nasdaq Global Select Market.

The Merger Agreement further provides that, following the Purchaser’s acceptance and payment for Shares representing a majority of the Shares then outstanding tendered in the Offer, the Purchaser may, without the consent of the Company, provide for a Subsequent Offering Period not in excess of 20 business days as provided in Rule 14d-11 under the Exchange Act.

The Offer may be terminated prior to its expiration date (as the expiration date may be extended in accordance with the Merger Agreement) only if the Merger Agreement is validly terminated in accordance with the termination provisions of the Merger Agreement.

Top-Up Option.  Pursuant to the Merger Agreement, the Company has granted the Purchaser an option (the “Top-Up Option”) to purchase from the Company the number of Shares (the “Top-Up Option Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by the Purchaser as of immediately prior to the exercise of the Top-Up Option, constitutes one Share more than 90% of the number of Shares then outstanding (assuming the issuance of the Top-Up Option Shares), except that in no event will the Top-Up Option be exercisable for a number of Shares to exceed (i) the number of then authorized but unissued Shares, or (ii) the number of Shares that may be issued by the Company without the prior approval of its stockholders in accordance with the listing rules of the Nasdaq Global Select Market. The Purchaser will not be permitted to exercise the Top-Up Option if (i) as a result of the foregoing limitations, the number of Top-Up Option Shares, when added to the number of Shares beneficially owned by the Purchaser, would constitute less than 90% of the then outstanding Shares calculated after giving effect to the issuance of the Top-Up Option Shares, (ii) any provision of applicable law or any judgment, injunction, order or decree of any governmental authority will prohibit such exercise, or require any action, consent, approval, authorization or permit of, action by, or filing with or notification to, any governmental authority in connection with such exercise or the delivery of Top-Up Option Shares, if such action, consent, approval, authorization, permit, filing or notification has not theretofore been obtained or made, or (iii) the conditions to the consummation of the merger as set forth in the Merger Agreement are not satisfied at the time of the issuance of the Top-Up Option Shares.

The Merger Agreement provides that the Top-Up Option may be exercised, in whole but not in part, during the 10 business day period commencing as of date of the Purchaser’s acceptance for payment for Shares pursuant to the Offer. If the Purchaser determines to exercise the Top-Up Option, it will deliver a written notice of exercise to the Company setting forth (i) the number of Shares that are expected to be owned by the Purchaser immediately prior to the purchase of the Top-Up Option Shares and (ii) the place and time for the closing of the purchase of the Top-Up Option Shares (the “Top-Up Closing”). The Purchaser’s notice will include an undertaking by the Purchaser to consummate the Merger within three business days after the date of the Top-Up Closing. The Company will, as soon as practicable following receipt of such notice, notify the Purchaser in writing of the number of Shares then outstanding and the number of Top-Up Option Shares. The aggregate purchase price payable for the Shares being purchased by the Purchaser pursuant to the Top-Up Option will be determined by multiplying the number of such shares then subject to the Top-Up Option by the Offer Price. Such purchase price will be paid by the Purchaser by paying in cash an amount equal to the aggregate par value of such shares, which will be allocated to the Company’s stated (or “paid-in”) capital account, and by executing and delivering to the Company a promissory note having a principal amount equal to the balance of such purchase price, which balance will be allocated to the Company’s “additional capital” account. Such promissory note will bear interest per annum at the prime lending rate as announced from time to time by JP Morgan Chase and in effect on the date such promissory note is made, will mature and become due and payable on the first business day following the Effective Time and may be prepaid without premium or penalty. At the Top-Up Closing, the Purchaser will pay the Company the aggregate purchase price for the Top-Up Option Shares and the Company will cause to be issued to the Purchaser or its designee a certificate representing the Top-Up Option Shares.

The Merger.  The Merger Agreement provides that, at the Effective Time of the Merger, the separate existence of the Purchaser will cease and the Purchaser will be merged with and into the Company, with the Company being the surviving corporation in the Merger (the “Surviving Corporation”) and continuing as a wholly-owned subsidiary of the Parent. The directors of the Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, each to hold office until their respective successors are duly elected or appointed and qualified in the manner provided in the certificate of incorporation and bylaws of the Surviving Corporation or as otherwise provided by law. Upon consummation of the Merger, the certificate of incorporation of the Company as in effect on the date of the Merger Agreement will be amended in its entirety to read as set forth on Exhibit B to the Merger Agreement, and as so amended, will be the certificate of incorporation of the Surviving Corporation unless and until thereafter changed or amended in accordance with the DGCL. The bylaws of the Purchaser will be the bylaws of the Surviving Corporation.

Pursuant to the Merger Agreement, each Share issued and outstanding immediately prior to the Effective Time of the Merger (other than (i) any Shares held in the treasury of the Company, held by any subsidiary of the Company or held by the Parent or any of its subsidiaries and (ii) any Shares held by a holder who has not voted in favor of or consented to the Merger and who has properly demanded and perfected the holder’s right to be paid the fair value of such Shares in accordance with the provisions of Section 262 of the DGCL) will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive, upon the surrender of the certificate formerly representing such share, the Offer Price in cash, without interest and less any required withholding taxes. Each share of the Common Stock, par value $.01 per share, of the Purchaser issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into one share of the Common Stock, par value $.01 per share, of the Surviving Corporation.

Stock Options and Stock Appreciation Rights.  The Merger Agreement provides that the Company will take all necessary actions (including obtaining any necessary consents of current and former directors, officers and employees of the Company and its Subsidiaries) to cause each outstanding stock option to acquire Shares (each, a “Stock Option”) and each outstanding stock appreciation right the value of which is determined based on the market price of the Shares (each, a “Stock Appreciation Right”) granted under any current or former stock option, stock appreciation right or other equity compensation plan, program, agreement or arrangement of the Company or any of its Subsidiaries (collectively, the “Stock Plans”), whether or not vested and exercisable as of the time of the Merger, to be cancelled as of such time in exchange for the right to receive an amount in cash equal to (i) the Offer Price minus (ii) the exercise price of such Stock Option or the grant or base price of such Stock Appreciation Right, as applicable. The Company has provided stockholders further information about the Stock Options and Stock Appreciation Rights in its Schedule 14D-9 that is being mailed to the stockholders together with this Offer to Purchase.

Representations and Warranties.  In the Merger Agreement, the Company has made customary representations and warranties to the Parent and the Purchaser, including representations relating to the Company’s organization and capitalization, authorization and enforceability of the Merger Agreement, required consents and approvals necessary to consummate the Transactions, the accuracy and completeness of the periodic reports and other documents filed with or furnished to the SEC by the Company, compliance and governance matters, absence of undisclosed liabilities, absence of material adverse changes, litigation and legal and regulatory compliance, material contracts, taxes, employee benefits, environmental matters, title to properties and assets, intellectual property, regulatory compliance, labor matters, affiliate transactions, state takeover laws and brokers fees.

In the Merger Agreement, the Parent and the Purchaser have made customary representations and warranties to the Company, including representations relating to the Parent’s and Purchaser’s organization, authorization and enforceability of the Merger Agreement, required consents and approvals necessary to consummate the Transactions, litigation and legal compliance, brokers fees, ownership of Company capital stock, available funds and information for the proxy statement relating to the Merger, if required.

The Merger Agreement provides that the representations and warranties contained in the Merger Agreement will not survive the Merger or the termination of the Merger Agreement.

Operating Covenants.  The Merger Agreement provides that, except as expressly contemplated by the Merger Agreement, during the period commencing on the date of the Merger Agreement and ending at the election or appointment of the Parent’s nominees to the Company Board or the Effective Time of the Merger, whichever is earlier, the Company will, and will cause each of its subsidiaries to, conduct its operations in accordance with its ordinary course, consistent with past practice.

Without limiting the foregoing, unless consented to by the Parent (which consent will not be unreasonably withheld, conditioned or delayed), the Merger Agreement includes covenants prohibiting the Company or any of its subsidiaries from:

•	amending its organizational documents;

•	authorizing or effecting any stock split or combination or reclassification of shares of its capital stock;

•	declaring or paying any dividend or distribution with respect to its capital stock or repurchase, redeem or otherwise acquire for value any shares of its capital stock or any other securities exercisable or exchangeable for or convertible into shares of its capital stock;

•	issuing or authorizing the issuance of any shares of its capital stock (other than in connection with the exercise of currently outstanding stock options) or any other securities exercisable or exchangeable for or convertible into shares of its capital stock; merging or consolidating with any entity;

•	selling, leasing or otherwise disposing of any of its capital assets having an aggregate value in excess of $500,000, other than in the ordinary course of business, including any shares of the capital stock of any of its subsidiaries;

•	liquidating, dissolving or effecting any recapitalization or reorganization in any form;

•	acquiring any interest in any business (whether by purchase of assets, purchase of stock, merger or otherwise) or entering into any joint venture if the business or joint venture interest acquired would have a fair market value in excess of $500,000, other than the acquisition of certain assets specified in the Merger Agreement;

•	creating, incurring, assuming or suffering to exist any indebtedness for borrowed money (including capital lease obligations);

•	creating, incurring, assuming or suffering to exist any lien affecting any of its material assets or properties; except as required as the result of changes in generally accepted accounting principles, changes in any of the accounting principles or practices used by it or the revaluing in any material respect any of its assets or properties;

•	granting any general or uniform increase in the rates of pay of its employees or granting any general or uniform increase in the benefits under any bonus or pension plan or other contract or commitment;

•	except for certain specified proposed bonuses, increasing the compensation payable or to become payable to officers or salaried employees with a base salary in excess of $100,000 per year or increasing any bonus, insurance, pension or other benefit plan, payment or arrangement made to, for or with any such officers, salaried employees or agents;

•	tendering any material bid, entering into any material contract or commitment or engaging in any material transaction, or effecting any material change to any program;

•	making any material tax election or settling or compromising any material tax liability;

•	paying, discharging or satisfying any claims, liabilities or obligations;

•	settling or compromising any material pending or threatened suit, action or proceeding;

•	committing or omitting to take any act that will cause a termination of or a material breach or default under any material contract, commitment or obligation to which it is a party or by which its assets are bound or subject;

•	failing to comply in its operations in all material respects with all applicable laws or as may be required for the valid and effective consummation of the Transactions;

•	taking any action that would or would reasonably be expected to result in any representation and warranty of the Company in the Merger Agreement becoming untrue or any condition to the Offer or any condition to the Merger not being satisfied; or

•	committing to do any of the foregoing.

Special Stockholders Meeting.  The Merger Agreement provides that if the Purchaser has accepted the Shares for payment pursuant to the Offer and the adoption and approval of the Merger Agreement and the Merger by the stockholders of the Company is required in accordance with the DGCL or the certificate of incorporation or bylaws of the Company, then the Company will, acting through its board of directors, in accordance with applicable law, the Company’s certificate of incorporation and bylaws, and the listing rules of the Nasdaq Global Select Market, as soon as practicable after the expiration of the Offer, duly call, give notice of, convene and hold a special meeting of the Company’s stockholders for the purpose of submitting the Merger Agreement to the Company’s stockholders in order to obtain the required stockholder approval. If the

Offer Conditions are satisfied and the Offer is completed, the Parent and the Purchaser will own a number of Shares sufficient to cause the Merger Agreement to be adopted without the affirmative vote or written consent of any other holder of Shares. The Parent and Purchaser will cause the Shares purchased pursuant to the Offer, and any other Shares beneficially owned by the Parent or any of its Subsidiaries, to be voted in favor of the adoption and approval of the Merger Agreement and the Merger.

Provisions Relating to Acquisition Proposals.  In accordance with the Merger Agreement, the Company and each of its subsidiaries, and each of their respective directors, officers, employees, financial advisors, attorneys, accountants, consultants or other agents, advisors and representatives, are required to immediately cease any discussions or negotiations presently being conducted with respect to any Acquisition Proposal (as defined below), discontinue access to any non-public information regarding the Company or its subsidiaries being provided to any party in connection with any Acquisition Proposal and request the return or destruction of any such non-public information provided to any party in connection with any Acquisition Proposal prior to the date of the Merger Agreement. The Merger Agreement further provides that the Company and its subsidiaries will not and will use their reasonable best efforts to cause their respective directors, officers, employees, financial advisors, attorneys, accountants, consultants or other agents, advisors and representatives not to, directly or indirectly (i) initiate, solicit or take any action to facilitate or encourage any inquiries with respect to, or the making of, any Acquisition Proposal, (ii) engage in any negotiations or discussions with, furnish any information or data to or enter into any letter of intent, agreement in principle, acquisition agreement or similar agreement with any party relating to any Acquisition Proposal, (iii) withdraw or modify, in any manner adverse to the Parent or the Purchaser, the recommendation of the Company Board in favor of the Offer and the Merger, or approve or recommend, or propose to approve or recommend, any Acquisition Proposal (a “Change in Recommendation”), (iv) other than as expressly permitted under the Merger Agreement, grant any waiver or release under any standstill or similar agreement with respect to acquisitions of Shares by any party other than the Parent or (v) propose publicly or agree to do any of the foregoing related to any Acquisition Proposal. The Company will be responsible for any act or omission by any director, officer, employee, financial advisor, attorney, accountants, consultant or other agent, advisor or representative of the Company or its subsidiaries that would constitute a breach of these provisions of the Merger Agreement if taken or omitted to be taken by the Company.

Notwithstanding the above, subject to providing the Parent with not less than one business day’s prior written notice of any such action, the Merger Agreement provides that the Company may engage in discussions or negotiations with, and furnish information and data to, any party that submits an unsolicited written Acquisition Proposal after the date of the Merger Agreement and on or prior to the date of the acceptance for payment of Shares pursuant to, and subject to the conditions of, the Offer (the “Applicable Period”) if (i) the Company Board determines in good faith, after consultation with outside legal counsel and its current financial advisor or another financial advisory firm of nationally recognized reputation, that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Acquisition Proposal (as defined below), (ii) the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would constitute a breach of the fiduciary duties of the Company Board and (iii) prior to taking any such action, the Company receives from the party submitting such Acquisition Proposal an executed confidentiality agreement containing provisions that are no less favorable to the Company than the provisions contained in the Confidentiality Agreement entered into with the Parent and which permits the Company to perform and comply with its obligations under the Merger Agreement.

Subject to compliance by the Company with the provisions of the Merger Agreement, the Merger Agreement permits the Company Board to effect a Change in Recommendation if (i) the Company receives an unsolicited written Acquisition Proposal, (ii) the Applicable Period has not expired prior to the date of the Change in Recommendation, (iii) the Company Board determines in good faith, after consultation with its outside legal counsel and its current financial advisor or another financial advisory firm of nationally recognized reputation, that such Acquisition Proposal constitutes a Superior Acquisition Proposal (after taking into account any changes in the terms and conditions of the Merger Agreement proposed by Parent in accordance with the provisions described below) and (iv) the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would constitute a breach of the fiduciary duties of the Company Board.

The Company is obligated under the Merger Agreement to provide the Parent with not less than four business days’ prior written notice of its intention to effect a Change in Recommendation. The Company’s notice is required to include the identity of the acquiring party and a copy of the most recent version of any written agreement relating to the Superior Acquisition Proposal resulting in such proposed Change in Recommendation. If requested by the Parent after the delivery of such notice, the Company, together with its legal and financial advisors, will be required to engage in reasonable, good faith negotiations with the Parent regarding any modifications to the terms and conditions of the Merger Agreement proposed by the Parent. If the Parent agrees (subject to acceptance by the Company) to any such modifications to the terms and conditions of the Merger Agreement prior to the expiration of the four business day period following delivery of the Company’s notice, the Company may not effect a Change in Recommendation unless and until the Company Board determines in good faith, after consultation with outside legal counsel and financial advisors of nationally recognized reputation, that the Acquisition Proposal resulting in the proposed Changed in Recommendation continues to constitute a Superior Acquisition Proposal, after taking into account any changes in the terms and conditions of the Merger Agreement agreed to (subject to acceptance by the Company) by the Parent in accordance with the terms above. If any material modifications are made to the terms and conditions of any Acquisition Proposal after the date notice thereof is provided by the Company to the Parent, then the Company will again be required to comply with the provisions above with respect to such modified Acquisition Proposal.

The Merger Agreement provides that the Company will within 24 hours after its receipt of any Acquisition Proposal provide the Parent with a copy of such Acquisition Proposal or, in connection with any non-written Acquisition Proposal, a written statement setting forth in reasonable detail the terms and conditions of such Acquisition Proposal, including the identity of the acquiring party. The Company is further required to promptly inform the Parent of the status and content of any discussions or negotiations involving any Acquisition Proposal. In connection with any determination by the Company Board that a Acquisition Proposal constitutes or is reasonably likely to result in a Superior Acquisition Proposal, the Company required within 24 hours after the making of such determination provide the Parent with a written summary in reasonable detail of the reasons for such determination together with copies of all related resolutions of the Company Board and all opinions, reports and analyses rendered or prepared by the Company’s legal and financial advisors that were reviewed by the Company Board in making such determination. If the Company provides any non-public information to any party submitting an Acquisition Proposal that has not previously been provided to the Parent, the Company is required to provide a copy of such information to the Parent within 24 hours after the time it is first provided to such other party.

The Merger Agreement provides that the foregoing nonsolicitation provisions will not prohibit the Company or the Company Board, in connection with any unsolicited Acquisition Proposal publicly announced during the Applicable Period, from (i) taking and disclosing to the Company’s stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, it being understood that a “stop, look and listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communication to the stockholders of the Company) will not be deemed to be or constitute a Change in Recommendation, (ii) complying with Item 1012(a) of Regulation M-A under the Exchange Act, (iii) making any disclosure to its stockholders if, in the good faith judgment of the Company Board (after consultation with outside legal counsel), failure to so disclose is inconsistent with applicable law or (iv) informing any person of the existence of the provisions contained in the Merger Agreement. The Merger Agreement further provides that a factually accurate public statement by the Company that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto will not be deemed a withdrawal or modification, or proposal by the Company Board to withdraw or modify, the recommendation of the Offer, an adoption or recommendation with respect to such Acquisition Proposal, or a Change in Recommendation. In complying with the laws and rules referenced in the Merger Agreement, neither the Company nor the Company Board or any committee thereof may take, or agree or resolve to take, any action otherwise prohibited under the Merger Agreement except if, and then solely to the extent that, the

Company Board (after consultation with outside legal counsel) determines in good faith that the failure to take, or to agree or resolve to take, such action would result in a violation of such laws or rules.

The term “Acquisition Proposal” as used in the Merger Agreement means any proposal, whether or not in writing, made by a party to acquire beneficial ownership (as defined under Rule 13(d) promulgated under the Exchange Act) of 15% or more of the assets of the Company and its subsidiaries taken as a whole (based on fair market value, as determined in good faith by the Company Board) or a 15% or greater equity interest in the Company or any of its subsidiaries, pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender or exchange offer, intellectual property licensing transaction or similar transaction involving the Company or any of its subsidiaries, including any single or multi-step transaction or series of related transactions that is structured to permit such party to acquire beneficial ownership of such percentage of the assets of, or such a percentage equity interest in, the Company or any of its subsidiaries.

The term “Superior Acquisition Proposal” as used in the Merger Agreement means an unsolicited written proposal made by a party to acquire beneficial ownership (as defined under Rule 13(d) promulgated under the Exchange Act) of 80% or more of the assets of the Company and its subsidiaries (based on fair market value, as determined in good faith by the Company Board) or a 80% or greater equity interest in the Company or any of its subsidiaries, pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender or exchange offer, intellectual property licensing transaction or similar transaction involving the Company or any of its subsidiaries, that the Company Board determines in good faith after consultation with its outside legal counsel and the Company’s current financial advisor or another financial advisory firm of nationally recognized reputation and taking into account such matters deemed relevant in good faith by the Company Board (i) is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of such proposal and (ii) is more favorable to the Company and its stockholders than the Offer and Merger.

Employee Benefit Matters.  The Merger Agreement provides that for the period from the Effective Time through December 31, 2010, the Parent will be required to provide or cause the Surviving Corporation to provide to employees of the Company and its subsidiaries who remain in the employment of the Surviving Corporation and its subsidiaries after the Effective Time (the “Continuing Employees”) (i) salary and incentive opportunities that are substantially comparable in the aggregate to those provided to such employees by the Company or its subsidiaries during the 12-month period ending immediately prior to the Effective Time and (ii) employee benefits that are substantially comparable in the aggregate to those provided to such employees by the Company or its subsidiaries during the 12-month period ending immediately prior to the Effective Time. For purposes of clause (i) above, the value of any equity or equity-based compensation paid or payable by the Company to the Continuing Employees, and any bonuses or other compensation paid or payable to any Continuing Employee in connection with the transactions contemplated by the Merger Agreement, will be disregarded. Pursuant to the Merger Agreement, neither the Parent nor any of its subsidiaries will have any obligation to provide equity or equity-based compensation to any Continuing Employee.

To the extent that any employee benefit plan of the Parent or its subsidiaries is made available to any Continuing Employee, on or following the Effective Time, the Merger Agreement provides that the Parent will cause to be granted to such Continuing Employee credit for all service with the Company and its subsidiaries prior to the Effective Time (as well as service with any predecessor employer of the Company or any of its subsidiaries), to the extent such service was recognized by the Company or such subsidiary for similar or analogous purposes prior to the Effective Time for all purposes, including determining eligibility to participate, level of benefits, vesting and benefit accruals, except that pre-closing service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service.

With respect to any welfare plan maintained by the Company or any of its subsidiaries in which any Continuing Employee commences to participate after the Effective Time, the Merger Agreement provides that the Parent will and will cause the Surviving Corporation to (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the welfare plans of the Company and its subsidiaries prior to such commencement of participation and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid in the plan year of such commencement of participation in satisfying any analogous deductible or out-of-pocket maximum requirements to the extent applicable under any such plan.

Indemnification.  Under the Merger Agreement, from and after the Effective Time of the Merger, the Parent, subject to the limits imposed by the DGCL, will be required to cause the Surviving Corporation to indemnify, defend and hold harmless the present and former directors and executive officers of the Company and its subsidiaries (collectively, the “Indemnified Parties”) from and against all losses, claims, damages and expenses (including reasonable attorney’s fees and expenses) arising out of or relating to actions or omissions, or alleged actions or omissions, occurring at or prior to the Effective Time to the same extent and subject to the same terms and conditions (including with respect to the advancement of expenses) provided in the Company’s certificate of incorporation and bylaws as in effect as of the date of the Merger Agreement.

The Merger Agreement contemplates that the certificate of incorporation of the Surviving Corporation will be amended as of the Effective Time of the Merger to include provisions relating to director exculpation and director and officer indemnification and advancement of expenses substantially identical to the comparable provisions contained in the certificate of incorporation of the Company as of the date of the Merger Agreement.

Section 102 of the DGCL permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware law or obtained an improper personal benefit. Article Seven of the Surviving Corporation’s Certificate of Incorporation, as amended and restated as of the Effective Time, will provide that to the fullest extent permitted by the DGCL, no director will be personally liable to the Surviving Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person will have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, indemnification is limited to expenses and no indemnification will be made with respect to any matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court or the Delaware Court of Chancery determines that such indemnification is proper under the circumstances. Article Eight of the Surviving Corporation’s Certificate of Incorporation, as amended and restated as of the Effective Time, will provide that, the Surviving Corporation will indemnify, to the fullest extent permitted under the DGCL, any person who was, is or is threatened to be made a party to a proceeding by reason of the fact that he or she (i) was a director or officer of the corporation at any time prior to the date of the filing of this certificate of incorporation with the Secretary of State of the State of Delaware or (ii) while a director or officer of the corporation, was serving at the request of the Surviving Corporation at any time prior to the date of the filing of this certificate of incorporation with the Secretary of State of the State of Delaware as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, limited liability company, association, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, entity or organization Such right under this paragraph will be a contract right and as such will run to the benefit of each director or officer serving as a director or officer of the Surviving Corporation at any time prior to or on the date of the filing of the certificate of incorporation with the Secretary of State of the State of Delaware.

The Merger Agreement provides that, without limiting any additional rights that any person may have under any agreement, from and after the payment for Shares pursuant to the Offer, subject to the limits imposed by the DGCL, the Parent will, and will cause the Company and the Surviving Corporation to, indemnify and hold harmless each Indemnified Party, against all claims, losses, liabilities, damages, judgments, inquiries, fines, amounts paid in settlement and reasonable fees, costs and expenses, including reasonable attorneys’ fees and disbursements, incurred in connection with any proceeding, whether civil, criminal, administrative or investigative, arising out of, pertaining to or in connection with the fact that the Indemnified Party is or was an officer, director, employee, fiduciary or agent of the Company, or of another entity if such service was at the request of or for the benefit of the Company, whether asserted or claimed prior to, at or after the Effective Time, including with respect to all actions taken and omitted to be taken in connection with the approval, recommendation, negotiation, execution and consummation of the Merger Agreement, the Merger, the Offer and all of the transactions contemplated thereby. In the event of any such proceeding, each Indemnified Party will be entitled to advancement of expenses incurred in the defense of the proceeding from the Parent, the Company or the Surviving Corporation, as applicable, to the maximum extent permitted by applicable law (provided that any person to whom expenses are advanced will have provided an undertaking to repay such advances if it is finally determined that such person is not entitled to indemnification), and the Parent will, and will cause the Company and the Surviving Corporation to, provide such advancement of expenses. The Parent, the Company and the Surviving Corporation, as applicable, will reasonably cooperate with the Indemnified Parties in the defense of any such matter. With respect to which any matter in connection with which any Indemnified Party is or may be entitled to indemnification or advancement of expenses pursuant to the Merger Agreement, the Merger Agreement provides that (i) each counsel selected to represent the Indemnified Parties will be reasonably acceptable to the Parent, (ii) the Parent, the Company and the Surviving Corporation will not be responsible for indemnifying or advancing the fees or expenses of more than one counsel (plus local counsel, if reasonably required) to represent all of the Indemnified Parties in connection with such matter, (iii) none of the Indemnified Parties will agree to any settlement or compromise or consent to the entry of any judgment or award in connection with such matter without the prior written consent of the Parent (which consent will not be unreasonably withheld, delayed or conditioned) and (iv) neither the Parent, the Company, the Surviving Corporation or any of their affiliates will agree to any settlement or compromise of such matter or consent to the entry of any judgment or award in connection with such matter unless the terms of such settlement, compromise, judgment or award include a full and complete discharge and release of each Indemnified Party that is a party or has been threatened in writing to be made a party to such matter.

The Merger Agreement further provides that for a period of six years after the Effective Date of the Merger, the Parent will be required to cause to be maintained in effect the policies of directors and officers liability insurance currently maintained by the Company for the persons presently covered by such policies with respect to claims arising from or relating to actions or omissions, or alleged actions or omissions, occurring on or prior to the closing date. The Parent may at its discretion substitute for such policies currently maintained by the Company directors and officers liability insurance policies with reputable and financially sound carriers providing for substantially similar coverage so long as such substitution does not result in gaps or lapses in coverage. Notwithstanding these provisions, the Parent will not be obligated to make annual premium payments with respect to such policies of insurance to the extent such premiums exceed 250 percent of the annual premiums paid by the Company as of the date of the Merger Agreement. If the annual premium costs necessary to maintain such insurance coverage exceed the foregoing amount, the Merger Agreement provides that the Parent will maintain the most advantageous policies of directors and officers liability insurance obtainable for an annual premium equal to the foregoing amount.

Obligations to Cause Merger to Occur.  The Merger Agreement requires each of the Company and the Parent and the Purchaser to:

•	use its reasonable best efforts to take all action and to do all things necessary, proper or advisable to consummate and make effective the transactions contemplated by the Merger Agreement;

•	give all notices to third parties and governmental entities and use reasonable best efforts to obtain all third party and governmental consents and approvals that are required in connection with the transactions contemplated by the Merger Agreement;

•	within ten business days following the execution and delivery of the Merger Agreement, file a Notification and Report Form and related materials with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), use reasonable best efforts to obtain early termination of the applicable waiting period and make all further filings pursuant thereto that may be necessary, proper or advisable; and

•	as soon as practicable but in any event within ten business days following the execution and delivery of the Merger Agreement, file with the relevant governmental authorities all documents and materials required to be filed in connection with the transactions contemplated by the Merger Agreement in accordance with the competition laws of any other jurisdictions applicable to the transactions contemplated by the Merger Agreement, use reasonable best efforts to obtain early termination of any applicable waiting periods thereunder and to obtain any applicable consents or approvals of relevant governmental authorities and will make all further filings pursuant thereto that may be necessary, proper or advisable.

The Merger Agreement provides, however, that the provisions in the Merger Agreement obligating the parties to use their reasonable best efforts to consummate the transactions contemplated by the Merger Agreement, including with respect termination of the applicable waiting period under the HSR Act, will not be deemed to require the Parent to enter into any agreement, consent decree or other commitment requiring the Parent or any of its subsidiaries to divest (including through any license or similar arrangement) or hold separate any assets or to take any other action (including in relation to the Company or its subsidiaries after the Effective Time of the Merger) that would have a Company Material Adverse Effect (as defined and described in Section 15 — “Certain Conditions of the Offer”) or a material adverse effect on the Parent.

Defense of Claims, Orders and Injunctions.  In the event the Company becomes subject to any claim, action, suit or proceeding in connection with which the plaintiff or claimant (including any governmental authority) seeks to restrict or prohibit the consummation of, or seeks damages or other payments in connection with, the transactions contemplated by the Merger Agreement, the Merger Agreement requires that the Company use its reasonable best efforts to defend against and obtain the dismissal of such claim, action, suit or proceeding. The Merger Agreement further provides that the Company will, and will cause its legal counsel to, cooperate with the Parent and its legal counsel in connection with the defense of any such claim, action, suit or proceeding and, without the prior written consent of the Parent (which consent will not be unreasonably withheld, delayed or conditioned), will not enter into any settlement or other resolution of such matter which calls for aggregate payments by the Company and its subsidiaries in excess of $1,000,000 or which otherwise imposes a material restriction or limitation or materially burdensome requirement on the conduct of the business of the Company or any of its subsidiaries after the Effective Time. In the event either party becomes subject to any order or injunction of a court of competent jurisdiction which restricts or prohibits the consummation of the transactions contemplated by the Merger Agreement, each party is required pursuant to the Merger Agreement to use its reasonable best efforts to overturn or lift such order or injunction. The Merger Agreement provides that the foregoing will not be deemed to require the Parent to enter into any agreement, consent decree or other commitment requiring the Parent or any of its subsidiaries to divest (including through the grant of a license) or hold separate any assets (including any assets of the Company or its subsidiaries) or to take any other action that would have a material adverse effect on the Parent or the Company.

Parent Guarantee.  The Merger Agreement includes an agreement by the Parent to take all action necessary to cause the Purchaser to perform all of Purchaser’s and the Surviving Corporation to perform all of Surviving Corporation’s agreements, covenants and obligations under the Merger Agreement and to consummate the Offer and the Merger on the terms and condition set forth in the Merger Agreement. The Parent will be liable pursuant to the Merger Agreement for any breach of any representation, warranty, covenant or agreement of the Purchaser and for any breach of this covenant.

Directors.  The Merger Agreement provides that, if requested by the Parent, upon the payment for the Shares to be purchased pursuant to the Offer, the Parent will be entitled to designate such number of directors serving on the Company Board (and on each committee of the Company Board and the board of directors of each subsidiary of the Company as designated by the Parent) as will give the Parent representation on the Company Board (or such committee or subsidiary board of directors) equal to at least that number of directors, rounded up to the next whole number, which is the product of (i) the total number of directors on the Company Board (or such committee or subsidiary board of directors) giving effect to the directors appointed or elected pursuant to this sentence, multiplied by (ii) the percentage that (A) such number of Shares beneficially owned by the Parent and its subsidiaries (including all Shares purchased by the Purchaser pursuant to the Offer) bears to (B) the total number of Shares then outstanding, and the Company will, at such time, cause the Parent’s designees to be so appointed or elected. If the Parent’s designees are appointed or elected to the Company Board, until the Effective Time the Company Board will have at least three directors who are directors on the date of the Merger Agreement and who will be independent for purposes of Rule 10a-3 under the Exchange Act (the “Independent Directors”). In such event, if the number of Independent Directors will be reduced below three for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there is only one remaining) will be entitled to designate persons to fill such vacancies who will be deemed to be Independent Directors for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors will designate three persons to fill such vacancies who will be independent for purposes of Rule 10a-3 under the Exchange Act, and such persons will be deemed to be Independent Directors for purposes of the Merger Agreement. Subject to applicable law, the Company will take all action necessary to effect any such election.

Following the election or appointment of the Parent’s designees pursuant to the Merger Agreement and until the Effective Time, the approval of a majority of the Independent Directors (or of the sole Independent Director if there is only one Independent Director) will be required for the Company to authorize (and such authorization will constitute the authorization of the Company’s board of directors and no other action on the part of the Company, including any action by any other director of the Company, will be required to authorize) any Change in Recommendation, any consent or action by the Company required under this Agreement, including termination of the Merger Agreement by the Company, any amendment of the Merger Agreement or of the Company’s certificate of incorporation or bylaws, any extension of the time for performance of any obligation or action hereunder by the Parent or the Purchaser, any waiver of compliance with any covenant of the Parent or the Purchaser or any waiver of any other agreements or conditions contained in the Merger Agreement for the benefit of the Company, any exercise of the Company’s rights or remedies under the Merger Agreement or any action seeking to enforce any obligation of the Parent or the Purchaser under the Merger Agreement. If asked to take any of the actions or to perform any of the duties set forth above, and with respect to any transactions where the Parent has or reasonably may be deemed to have interests that are materially different from or in addition to the interests of the non-affiliate holders of Shares, the Independent Directors will have the authority to retain at the expense of the Company one firm of independent counsel and other advisors as are reasonably appropriate to the exercise and discharge of their fiduciary and other duties and their obligations under the Merger Agreement. In addition, the Independent Directors will have the authority to institute any action, on behalf of the Company and the holders of Shares not affiliated with the Parent (including at the request of such holders), to enforce the performance of the Merger Agreement.

The Purchaser intends to designate representatives to the Company Board from among the directors and officers of the Parent and its subsidiaries. Background information on these individuals is found on Schedule I and incorporated herein by reference.

Conditions to the Merger.  The Merger Agreement provides that the respective obligations of each party to consummate the Merger are subject to the satisfaction at or prior to the closing date of each of the following conditions:

•	if the adoption and approval of the Merger Agreement and the Merger by the stockholders of the Company is required in accordance with the DGCL or the certificate of incorporation or bylaws of the Company, the Company will have obtained the required stockholder approval;

•	none of the parties will be subject to any statute, law, rule or regulation or any judgment, decree, order or injunction of a court of competent jurisdiction which prohibits or makes illegal the consummation of the transactions contemplated by the Merger Agreement; and

•	the Purchaser will have purchased the Shares pursuant to the Offer.

Termination.  The Merger Agreement may be terminated any time prior to the Effective Time (notwithstanding the receipt of approval of the Merger by the stockholders of the Company):

•	with the written consent of the Parent, the Purchaser and the Company;

•	by either the Parent or the Company, upon delivery of written notice to the other party, if:

•	any court of competent jurisdiction or other governmental agency has issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, and such order, decree, ruling or other action is or has become nonappealable;

•	the Purchaser has not accepted Shares for payment pursuant to the Offer on or before the End Date, unless the failure to do so on or before the End Date is the result of a breach of the Merger Agreement by the party seeking to terminate the Merger Agreement; or

•	(A) the Purchaser has failed to commence the Offer within 15 business days after the date of the Merger Agreement or has materially breached any of its other obligations in Article I of the Merger Agreement or (B) the Offer has terminated or expired in accordance with its terms without the Purchaser having purchased any Shares pursuant to the Offer, except that the right to terminate the Merger Agreement pursuant to this clause will not be available to any party whose failure to fulfill its obligations under the Merger Agreement or the failure of whose representations and warranties to be true and correct results in the failure of any such condition;

•	by the Parent, upon delivery of written notice to the Company, if:

•	the Company Board has effected a Change in Recommendation;

•	the Company Board, at any time following the public announcement of an Acquisition Proposal, fails to reaffirm publicly and unconditionally its recommendation of the Offer and the Merger within 10 business days after the Parent’s written request to do so, which public reaffirmation must also include an unconditional rejection of such Acquisition Proposal;

•	if the Company (directly or through any director, officer, employee, financial advisor, attorney, accountant, consultant or other agent, advisor or representative of the Company or any of its subsidiaries) materially breaches any of the nonsolicitation provisions of the Merger Agreement; or

•	if a breach of any representation or warranty or failure to perform any covenant or agreement set forth in the Merger Agreement (other than the nonsolicitation provisions) on the part of the Company has occurred that (A) would cause the Offer Conditions not to be satisfied and (B) is not capable of being cured prior to the End Date or, if capable of being so cured, has not been cured by the Company within 30 days following receipt by the Company of written notice of such breach or failure from the Parent; or

•	by the Company, upon delivery of written notice to the Parent, if:

•	prior to the acceptance of Shares for payment pursuant to the Offer, the Company Board determines to effect a Change in Recommendation and approve, endorse or recommend an Acquisition Proposal that constitutes a Superior Acquisition Proposal, except that the Company may not terminate the Merger Agreement pursuant to this provision unless (A) it has complied in all respects with the nonsolicitation provisions with respect to such Acquisition Proposal and (B) it has paid to or concurrently pays to the Parent the Termination Fee as described below; or

•	a breach of any representation or warranty or failure to perform any covenant or agreement set forth in the Merger Agreement on the part of the Parent has occurred that (A) would cause the Offer Conditions not to be satisfied and (B) is not capable of being cured prior to the End Date or, if capable of being so cured, has not been cured by the Parent within 30 days following receipt by the Parent of written notice of such breach or failure from the Company.

The Merger Agreement provides that in the event of the termination of the Merger Agreement in accordance with the foregoing termination provisions, the Merger Agreement will become void and will be deemed to have terminated without liability to any party (or any stockholder, director, officer, employee, agent or representative of any party), except that (i) the provisions of the Confidentiality Agreement and the provisions of the Merger Agreement relating to termination, fees and expenses, governing law, jurisdiction for disputes and waiver of jury trial, will continue in full force and effect notwithstanding such termination and (ii) if such termination results from the willful and material failure by any party to perform any covenant or agreement in the Merger Agreement, that party will be fully liable for any and all damages suffered or incurred by the other party as a result of such failure.

Termination Fee.  The Merger Agreement contemplates that the Company will pay the Parent, by wire transfer of immediately available funds, the sum of $6,500,000 (the “Termination Fee”) if the Merger Agreement is terminated under the following circumstances:

•	if the Parent terminates the Merger Agreement because the Company Board has effected a Change in Recommendation or has failed to reaffirm publicly its recommendation of the Offer and the Merger or the Company or other parties subject to such restrictions materially breach the nonsolicitation restrictions provided in the Merger Agreement, then the Company will be required to pay the Termination Fee to the Parent on the second business day after the date of such termination; or

•	if the Company terminates the Merger Agreement because the Company Board determines to effect a Change in Recommendation and approve, endorse or recommend an Acquisition Proposal that constitutes a Superior Acquisition Proposal, the Company will pay the Termination Fee to the Parent prior to or concurrently with the date of such termination.

Expenses.  If the Parent terminates the Merger Agreement as a result of a material breach of the Merger Agreement on the part of the Company, the Company is required under the Merger Agreement to reimburse the Parent, not later than two business days after submission of statements therefor, for up to an aggregate of $1,000,000 of the out-of-pocket costs and expenses (including attorneys’, accountants’ and investment bankers’ fees and expenses, printing and mailing expenses, advertising expenses, and HSR Act and other filing fees) incurred by the Parent and its subsidiaries in connection with the transactions contemplated by the Merger Agreement.

If the Company terminates the Merger Agreement as a result of a material breach of the Merger Agreement on the part of the Parent or the Purchaser, the Parent is required under the Merger Agreement to reimburse the Company, not later than two business days after submission of statements therefor, for up to an aggregate of $1,000,000 of the out-of-pocket costs and expenses (including attorneys’, accountants’ and investment bankers’ fees and expenses, printing and mailing expenses, advertising expenses, and HSR Act and other filing fees) incurred by the Company and its subsidiaries in connection with the transactions contemplated by the Merger Agreement.

The Merger Agreement provides that each of the Parent and the Company will bear 50% of the HSR Act filing fee arising in connection with the transactions contemplated by the Merger Agreement and 50% of all preparation, printing and mailing costs relating to the distribution of the Offer materials and related SEC filings. Except as specifically provided in the Merger Agreement, each party will bear its own expenses incurred in connection with the transactions contemplated by the Merger Agreement, whether or not such transactions are consummated.

Remedies; Specific Enforcement.  The Merger Agreement provides that any party having any rights under any provision of the Merger Agreement will have all rights and remedies set forth in the Merger Agreement and all rights and remedies that such party may have been granted at any time under any other agreement or contract and all of the rights that such party may have under applicable law. Each of the parties acknowledges and agrees in the Merger Agreement that irreparable harm would occur in the event that any provision of the Merger Agreement was not performed in accordance with its specific terms or was otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. The Merger Agreement accordingly provides that the parties will be entitled to an injunction or injunctions to prevent breaches of the

Merger Agreement and to enforce specifically the performance of the terms and provisions of the Merger Agreement, without proof of actual damages (with each party waiving any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The Merger Agreement further includes an agreement by the parties not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

Amendment; Extension; Waiver.  The Merger Agreement provides that the Merger Agreement may be amended by the execution and delivery of a written instrument by or on behalf of Parent, the Purchaser and the Company at any time before or after the adoption and approval of the Merger by the stockholders of the Company or the Purchaser, except that after the date of the adoption and approval of the Merger by the stockholders of the Company, no amendment to the Merger Agreement will be made without the approval of stockholders of the Company to the extent such approval is required under the DGCL. The Merger Agreement also provides that at any time prior to the Effective Time, the parties may extend the time for performance of or waive compliance with any of the covenants or agreements of the other parties to the Merger Agreement and may waive any breach of the representations or warranties of such other parties. No agreement extending or waiving any provision of the Merger Agreement will be valid or binding unless it is in writing and is executed and delivered by or on behalf of the party against which it is sought to be enforced.

Exclusion of Third Party Beneficiaries.  The Merger Agreement provides that except as expressly provided in the provisions of the Merger Agreement relating to director and officer indemnification, the Merger Agreement will not confer any rights or remedies upon any person or entity other than the Parent, the Purchaser and the Company and their respective successors and permitted assigns. Without limiting the foregoing, the Merger Agreement provides that except for the right to receive payment of the Offer Price and the merger consideration in accordance with the Merger Agreement, no stockholder of the Company will be deemed to be a beneficiary of or to have any rights or remedies under or by reason of the Merger Agreement.

Governing Law, Jurisdiction and Waiver of Jury Trial.  The Merger Agreement is governed by the laws of the State of Delaware. The Merger Agreement provides that any action, suit or proceeding relating to the Merger Agreement or the enforcement of any provision of the Merger Agreement may be brought or otherwise commenced only in any state or federal court located in the State of Delaware. The Merger Agreement further provides that each party to the Merger Agreement (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the State of Delaware, (ii) agrees that each state and federal court located in the State of Delaware will be deemed to be a convenient forum and (iii) agrees not to assert (by way of motion, as a defense or otherwise), in any such action, suit or proceeding commenced in any state or federal court located in the State of Delaware, any claim that such party is not subject personally to the jurisdiction of such court, that such action, suit or proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that the Merger Agreement or the subject matter of the Merger Agreement may not be enforced in or by such court.

The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference.

The Stockholder Agreements

The directors of the Company, solely in their capacities as stockholders of the Company (the “Stockholders”), have each entered into separate Stockholder Agreements with the Parent and the Purchaser dated February 2, 2010. Pursuant to the Stockholder Agreements, which are substantially identical other than with respect to names and Share amounts, each Stockholder, among other things, has agreed:

•	as soon as practicable but in no event later than five business days after the commencement of the Offer, to validly tender or cause to be tendered in the Offer all Shares beneficially owned by the Stockholder, together with any Shares acquired by the Stockholder after the date of the Stockholder Agreement, whether upon the exercise of stock options or stock appreciation rights, the conversion or exchange of any existing Shares, or by means of any purchase, dividend, distribution or otherwise (collectively, the “Subject Shares”) in accordance with the terms of the Offer;

•	not to withdraw or caused to be withdrawn any of the Subject Shares prior to the expiration of the Offer, as the Offer may be extended from time to time in accordance with the Merger Agreement;

•	to vote the Subject Shares (to the extent that any of the Subject Shares are not purchased in the Offer) (i) in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, (ii) against (A) any action or omission that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company under the Merger Agreement or of the Stockholder under the Stockholder Agreement, (B) any Acquisition Proposal, whether or not constituting a Superior Acquisition Proposal, (C) any amendment to the Company’s certificate of incorporation or bylaws, including any amendment that would authorize any additional shares or classes of shares of capital stock or change in any manner the rights and privileges, including voting rights, of any class of the Company’s capital stock, (D) any material change in the present capitalization or dividend policy of the Company, (E) any material change in the board of directors or senior management of the Company or any of its subsidiaries, (F) any material change in the Company’s corporate structure or business activities or (G) any other plan, transaction, proposal, agreement or arrangement that could reasonably be expected to impede, interfere with, discourage, prevent, delay, nullify or postpone the Merger or any of the other transactions contemplated by the Merger Agreement;

•	to be present (in person or by proxy) or to cause the holder or holders of record of all of the Subject Shares on the applicable record date (each, a “Record Holder”) to be present (in person or by proxy) at the stockholders meeting and all other meetings of the stockholders of the Company called to vote on any matter contemplated by the Stockholder Agreement so that all of the Subject Shares will be counted for the purpose of determining the presence of a quorum at such meetings, and to vote or cause each Record Holder to vote all of the Subject Shares in the manner required by the Stockholder Agreement;

•	to certain restrictions on the transfer of the Stockholder’s Shares and on the Stockholder’s ability to enter into any other arrangements inconsistent with the Stockholder Agreement; and

•	not to exercise any appraisal rights in respect of such Shares which may arise in connection with the Merger.

The Stockholder Agreements will terminate upon the earliest to occur of (i) the Effective Time, (ii) termination of the Merger Agreement in accordance with the terms thereof and (iii) the delivery of written notice of termination of the Stockholder Agreements by the Parent and the Purchaser to the Stockholders in accordance with the terms of the Stockholder Agreements.

The foregoing summary of the Stockholder Agreements does not purport to be complete and is qualified in its entirety by reference to the Stockholder Agreements, which are filed as Exhibits (d)(2) through (d)(7) to the Schedule TO and are incorporated herein by reference.

The Confidentiality Agreement

The Company, the Parent and Nipro Medical entered into the Confidentiality Agreement on August 18, 2009 in connection with their initial discussions regarding a potential business combination.

Pursuant to the Confidentiality Agreement, the Parent and Nipro Medical agreed to, among other things and subject to certain exceptions, keep confidential information furnished to it and its representatives by or on behalf of the Company, and to use such information solely for the purpose of evaluating a possible transaction with the Company. Pursuant to the Confidentiality Agreement, the parties also agreed (i) on mutual employee nonsolicitation provisions, subject to certain conditions, for a period of two years from the date of the Confidentiality Agreement, and (ii) on a standstill period of eighteen months from the date of the Confidentiality Agreement.

The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(9) to the Schedule TO and is incorporated herein by reference.

12.	Purpose of the Offer; Plans for the Company.

Purpose of the Offer.  The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer or otherwise. If the Offer is successful, the Purchaser intends to consummate the Merger as soon as practicable after the acquisition of Shares in the Offer.

Statutory Requirements.  In general, under the DGCL, a merger of two Delaware corporations requires (i) the adoption of a resolution by the board of directors of each of the corporations desiring to merge approving an agreement and plan of merger containing provisions with respect to certain statutorily specified matters and (ii) the adoption of such agreement by the stockholders of each corporation by the affirmative vote of the holders of at least a majority of all of the outstanding shares of stock entitled to vote on such matter, unless otherwise provided for in that corporation’s certificate of incorporation or, in the case of a short-form merger, as described in the next paragraph. Accordingly, except in the case of a short-form merger, the affirmative vote of the Company’s stockholders representing a majority of all outstanding Shares is required in order to adopt the Merger Agreement. Assuming that the Minimum Tender Condition is satisfied, upon consummation of the Offer, the Purchaser would own a number of Shares sufficient to enable it to satisfy the stockholder approval requirement to approve the Merger.

The DGCL also provides that, if a parent corporation owns at least 90% of each class of the stock of a subsidiary, that corporation can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise, the Purchaser acquires or controls at least 90% of the outstanding Shares, the Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, any other Company stockholder.

Plans for the Company.  Except as set forth in this Offer to Purchase, it is expected that, following the Merger, the business and operations of the Company will be continued substantially as they are currently being conducted. Notwithstanding the foregoing, the Parent will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing with a view to optimizing development of the Company’s potential in conjunction with the Parent’s existing business.

Except as set forth in this Offer to Purchase, the Purchaser and the Parent have no present plans, proposals or negotiations that relate to or would result in (i) any extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any material change in the Company’s present dividend rate or policy, or indebtedness or capitalization prior to the Merger or (iv) any other material change in the Company’s corporate structure or business. Upon completion of the Offer and the Merger, the Parent will wholly own the Company and may choose to engage in future private or public offerings of the Company’s securities, which may occur in the United States or internationally. Upon completion of such offerings, the Company may again become a public company in the future.

Appraisal Rights.  No appraisal rights are available to the Company stockholders in connection with the Offer. However, if the Merger is consummated, a stockholder of the Company who has not tendered his or her Shares in the Offer or voted in favor of the Merger or consented thereto in writing will have rights under Section 262 of the DGCL to dissent from the Merger and demand appraisal of, and obtain payment in cash for the “fair value” of, that stockholder’s Shares. Those rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (immediately prior to the Effective Time) required to be paid in cash to dissenting stockholders of the Company for their Shares. Any such judicial determination of the fair value of the Shares would not necessarily include any element of value arising from the accomplishment or expectation of the Merger and could be based upon considerations other than, or in addition to, the merger consideration and the market value of the Shares, including asset values and the investment value of the Shares.

The value so determined could be more or less than, or the same as, the Offer Price or the merger consideration. If any Company stockholder who demands appraisal under Section 262 of the DGCL fails to perfect or effectively withdraws or loses his or her right to appraisal and payment under the DGCL, such holder’s Shares will thereupon be deemed to have been converted as of the Effective Time into the right to receive the merger consideration, without any interest thereon, in accordance with the Merger Agreement. A Company stockholder may withdraw his or her demand for appraisal by delivery to the Purchaser of a written withdrawal of his or her demand for appraisal within 60 days after the Effective Time or subsequently with the written approval of the Surviving Corporation. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS REQUIRES STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL. FAILURE TO FULLY AND PRECISELY FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR THE PERFECTION OF APPRAISAL RIGHTS WILL RESULT IN THE LOSS OF THOSE RIGHTS. THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS UNDER THE DGCL IS NOT A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY APPRAISAL RIGHTS AVAILABLE UNDER THE DGCL AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE DGCL.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

Going Private Transactions.  The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which the Purchaser seeks to acquire the remaining Shares not held by it. The Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, stockholders will receive the same price per Share as that paid in the Offer.

13.	Certain Effects of the Offer.

Market for the Shares.  The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than the Purchaser and the Parent. The Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation.  The Shares are quoted on the Nasdaq Global Select Market. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of the Nasdaq Global Select Market for continued quotation on the Nasdaq Global Select Market. The rules of the Nasdaq Global Select Market establish certain criteria that, if not met, could lead to the discontinuance of quotation of the Shares from the Nasdaq Global Select Market. Among such criteria are the number of stockholders, the number of shares publicly held and the aggregate market value of the shares publicly held. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the Nasdaq Global Select Market for continued quotation and the quotation of the Shares is discontinued, the market for the Shares would be adversely affected.

Following the consummation of the Offer, it is possible that the Shares would be traded on other securities exchanges (with trades published by such exchanges), the Nasdaq Capital Market, the OTC Bulletin Board or in a local or regional over-the-counter market. The extent of the public market for the Shares would, however, depend upon the number of holders of Shares and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

Margin Regulations.  The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which designation has the effect, among other effects, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for quotation on the Nasdaq Global Select Market.

14.	Dividends and Distributions.

The Merger Agreement provides that, except with the prior consent of the Parent (which consent will not be unreasonably withheld, delayed or conditioned), neither the Company nor its subsidiaries will declare or pay any dividend or distribution with respect to its capital stock or repurchase, redeem or otherwise acquire for value any shares of its capital stock or any other securities exercisable or exchangeable for or convertible into shares of its capital stock.

15.	Certain Conditions of the Offer.

Notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act, pay for any Shares tendered pursuant to the Offer unless (i) there has been validly tendered (including by notice of guaranteed delivery) and not withdrawn prior to the time of the expiration of the Offer (including any extensions thereof in accordance with the terms of the Merger Agreement, the “Determination Time”) that number of Shares which represents, together with all other Shares beneficially owned by the Parent and the Purchaser, a majority in voting power of the Fully Diluted Shares (the “Minimum Tender Condition”) and (ii) the applicable waiting period under the HSR Act has terminated or expired. The term “Fully Diluted Shares” as used in the Merger Agreement means all outstanding securities entitled generally to vote in the election of directors of the Company on a fully diluted basis, after giving effect to the exercise, conversion or exchange of all options, warrants, rights and securities exercisable or exchangeable for or convertible into such voting securities.

Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser will not be required to accept for payment or to pay for any Shares not theretofore accepted for payment or paid for, and, subject to the terms of the Merger Agreement, may terminate or amend the Offer, if at any time on or after the date of the Merger Agreement and before the acceptance of any such Shares for payment or the payment therefor, any of the following conditions exists:

•	any consent, authorization, order and approval of or filing with any third party, governmental commission, board or other regulatory authority required in connection with the consummation of the transactions contemplated by the Merger Agreement has not been obtained or made, except where the failure to obtain or make such consent, authorization, order, approval or filing would not, from and after the Determination Time, have a Company Material Adverse Effect or a material adverse effect on the Parent;

•	one or more of the parties to the Merger Agreement is subject to any (i) pending or threatened (in writing) claim, action, suit or proceeding by any governmental authority in connection with which the plaintiff or claimant seeks to restrict or prohibit the consummation of, or seeks damages or other payments in connection with, the transactions contemplated by the Merger Agreement, (ii) pending claim, action, suit or proceeding by any party other than a governmental authority in connection with which the plaintiff or claimant seeks to restrict or prohibit the consummation of, or seeks damages or other payments in connection with, the transactions contemplated by the Merger Agreement, in each case to the extent that the Parent determines in good faith that (A) there is a reasonable possibility of an adverse outcome or result in connection with such claim, action, suit or proceeding and (B) such adverse outcome or result would be reasonably likely to have a material adverse effect on the business, condition (financial or otherwise), operations or results of operations of the Parent, the Company or their respective subsidiaries, or (iii) statute, law, rule or regulation or any judgment, decree, order or injunction of a court of competent jurisdiction which prohibits or makes illegal the consummation of the transactions contemplated by the Merger Agreement;

•	any of the representations and warranties of the Company relating to capitalization and the number of Shares outstanding or subject to outstanding stock options or stock appreciation rights is not true and correct in all respects other than de minimis inaccuracies as of the Determination Time as though made on and as of the Determination Time;

•	any of the other representations and warranties of the Company set forth in Article 4 of the Merger Agreement (read without any materiality or material adverse effect qualifications, other than the representation and warranty regarding the absence of any Company Material Adverse Effect (as defined below), which will be read with a material adverse effect qualification) are not true and correct of the Determination Time as though made on and as of the Determination Time (except for representations and warranties that are made as of a specific date on or prior to the date of the Merger Agreement, which representations and warranties will have been true and correct as of such date), except for failures of such representations and warranties to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect;

•	the Company has failed to perform and comply in all material respects with its obligations under the Merger Agreement required to be performed by it at or prior to the Determination Time (or has not cured in all material respects any failure to so perform and comply at or prior to the Determination Time);

•	there has been publicly disclosed or the Parent has otherwise become aware that beneficial ownership (determined as set forth in Rule 13d-3 promulgated under the Exchange Act) of more than 15% of the outstanding Shares has been acquired by another person or entity (including any group as defined in the Exchange Act), unless such shares have been duly tendered pursuant to the Offer and not withdrawn as of the Determination Time;

•	a Change in Recommendation has occurred; or

•	the Merger Agreement has been terminated in accordance with its terms;

which, in the sole judgment of the Parent and the Purchaser, in any such case, and regardless of the circumstances giving rise to any such condition (including any action or inaction by Parent, the Purchaser or any of their affiliates), makes it inadvisable to proceed with such acceptance for payment or payment.

The foregoing conditions are for the sole benefit of the Parent and the Purchaser and may be asserted by Parent and the Purchaser regardless of the circumstances giving rise to such condition or may be waived by Parent and the Purchaser in whole or in part at any time and from time to time in their sole discretion, except that the Minimum Tender Condition may not be waived. The failure by the Parent, the Purchaser or any of their affiliates at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

As used in the Merger Agreement, “Company Material Adverse Effect” means any material adverse effect on the business, condition (financial or otherwise), operations or results of operations of the Company and its subsidiaries, taken as a whole, or on the ability of the Company to consummate the Merger and to perform its obligations under the Merger Agreement, except that none of the following will be deemed (either alone or in combination) to constitute, and none of the following will be taken into account in determining whether there has been, a Company Material Adverse Effect:

•	any general change in economic, regulatory or political conditions;

•	any change, effect, event, occurrence, state of facts or development generally affecting the financial or securities markets;

•	any change, effect, event, occurrence, state of facts or development generally affecting the medical devices industry;

•	geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism;

•	any change in the foreign currency exchange rates applicable to the United States dollar or Japanese yen;

•	the announcement or pendency of the Merger Agreement or the anticipated consummation of the Offer and the Merger;

•	any failure by the Company or its subsidiaries to meet any internal or published projections, forecasts or revenue or earnings predictions (other than as a result of an event otherwise constituting a Company Material Adverse Effect);

•	any change in applicable law or generally accepted accounting principles (or authoritative interpretation thereof);

•	any action or inaction by the Company or any of its subsidiaries approved or consented to in writing by the Parent after the date of the Merger Agreement;

•	any suit, action or other legal proceeding arising out of or related to the Merger Agreement, the Offer or the Merger; or

•	any change in the market price, credit rating or trading volume of the Company’s securities (other than as a result of an event otherwise constituting a Company Material Adverse Effect),

except, with respect to the exceptions set forth in the first four clauses above, to the extent that any such change, effect, event, occurrence, state of facts or development has a materially greater adverse impact on the Company and its subsidiaries, taken as a whole, as compared to other companies operating in the same industries and markets in which the Company and its subsidiaries operate.

16.	Certain Legal Matters; Regulatory Approvals.

General.  Except as described in this Section 16, based on its examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, the Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by the Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser or the Parent as contemplated herein. Should any such approval or other action be required, the Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While the Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business, any of which under certain conditions specified in the Merger Agreement could cause the Purchaser to elect to terminate the Offer without the purchase of Shares thereunder. See Section 15 — “Certain Conditions of the Offer.”

United States Antitrust Compliance.  The Merger Agreement provides that within 10 business days following the execution and delivery of the Merger Agreement, each of the parties is required to file a Notification and Report Form and related material with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the HSR Act, to use its reasonable best efforts to obtain early termination of the applicable waiting period and to make all further filings pursuant thereto that may be necessary, proper or advisable. In connection with the Offer, the applicable waiting period under the HSR Act expires 15 calendar days after the date the Parent has filed its Notification and Report Form. The staffs of the Federal Trade Commission and the Antitrust Division of the Department of Justice have the authority to request additional information from the Parent and the Company in connection with their review of the transactions contemplated by the Merger Agreement. If additional information is so requested, the applicable waiting period under the HSR Act is tolled until all of the requested in formation has been provided by the Parent and the Company. Once all requested information has been provided, the HSR Act provides for an additional 10 calendar day waiting period before the Parent or the Purchaser is permitted to accept any of the Shares for payment pursuant to the Offer. The Merger Agreement provides that the foregoing obligations relating to compliance with the HSR Act will not be deemed to require the Parent to enter into any agreement, consent decree or other commitment requiring the Parent or any of its subsidiaries to divest (including through any license or similar arrangement) or hold separate any assets or to take any other action (including in relation to the Company or its subsidiaries) that would have a Company Material Adverse Effect or a material adverse effect on the Parent.

State Takeover Statutes.  As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares) or (iii) at or following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company Board has taken all action necessary to exempt the Offer, the Merger, the Merger Agreement and the other Transactions contemplated thereby from the provisions of Section 203 of the DGCL, and such action is effective as of February 2, 2010. Accordingly, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the other Transactions.

A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. The Purchaser is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any other state takeover laws or regulations. If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or any such merger or other business combination and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See Section 1 — “Terms of the Offer” and Section 15 — “Certain Conditions of the Offer.”

Foreign Laws.  The Parent is a corporation formed under the laws of Japan and conducts business in Japan and other jurisdictions outside the United States, where regulatory filings or approvals may be required or desirable in connection with the consummation of the Offer or the Merger. The Parent is analyzing the applicability of any such laws and currently intends to take such action as may be required or desirable to ensure compliance. If any such laws are applicable and when complied with have the effect of prohibiting the consummation of the Offer or the Merger or making such transactions illegal, or any foreign governmental entity effects a law or takes an action prior to the completion of the Offer resulting in such effect, the Purchaser may not be obligated to accept for payment or pay for any Shares tendered. See Section 15 — “Certain Conditions of the Offer.”

17.	Fees and Expenses.

The Parent and the Purchaser have retained Innisfree M&A Incorporated to act as the Information Agent and Wells Fargo Bank, National Association to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable expenses and will be indemnified against certain liabilities and expenses in connection therewith.

Neither the Parent nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Banks, brokers, dealers and other nominees will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18.	Miscellaneous.

The Offer is not being made to holders of Shares in any jurisdiction in which the making of the Offer would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

No person has been authorized to give any information or to make any representation on behalf of the Parent or the Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of the Parent, the Purchaser, the Depositary or the Information Agent for the purpose of the Offer.

The Parent and the Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed with the SEC a Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Company Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning the Company” above.

Nipro Corporation
Nippon Product Acquisition Corporation

February 11, 2010

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF THE
PARENT AND THE PURCHASER

1. Directors and Executive Officers of the Parent. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and the name, present principal occupation or employment and material occupations, positions, offices or employment for at least the past five years for each executive officer of the Parent. The current business address of each person is 3-9-3 Honjo-nishi, Kita-ku, Osaka 531-8510, Japan, and the current business phone number of each person is 81-6-6372-2331. Unless otherwise indicated, each such person is a citizen of Japan.

Present Principal
Occupation or
Name	Employment;	Material Positions Held During the Past Five Years

Minoru Sano	President	Past Five Years: Representative Director; President; Director of Nipro (Thailand) Corporation, Nipro Europe N.V., Nipro Medical Corporation, Nipro Asia PTE LTD, and Tohoku Nipro Pharmaceutical Corporation (Current Position); Chief Board Member of Nipro (Shanghai) Co., Ltd. and Shanghai Nissho Vacuum Flask Refill, Co., Ltd. (Current Position); Representative Director of Sanri Kosan (Current Position)
Shigeki Tanaka	Senior Managing Director	April 2001: Accepted the Post of Senior Managing Director
June 2006: Accepted Representative Director, the Post of Senior Managing Director (Current Position) Director of Nipro Medical Industries, Ltd., Nipro (Thailand) Corporation and Tohoku Nipro Pharmaceutical Corporation (current position) Board member of Nipro (Shanghai) Co., Ltd. and Shanghai Nissho Vacuum Flask Refill, Co., Ltd. (Current Position)”
Yoshihiko Sano	Managing Director	April 2001: Accepted the Post of Director, Deputy manager, Domestic division
June 2006: Accepted the Post of Managing Director, Domestic division (current position)
April 2007: Accepted the Post of Director of Nipro (Thailand) Corporation (current position)”
Makoto Sato	Managing Director	April 2001: Accepted the Post of Director, Chief of Pharmaceutical Research and Development Laboratory
June 2006: Accepted the Post of Managing Director, Pharmaceutical Division (current position)
June 2008: Accepted the Post of President at Nipro Pharma Corporation (current position) Director of Tohoku Nipro Pharmaceutical Corporation and Bipha Corporation for the last five years (Current Position)
Kazuo Wakatsuki	Managing Director	April 2003: Accepted the Post of Director, International Division
June 2008: Accepted the Post of Managing Director of International Division (current position)
Director of Nipro (Thailand) Corporation, Nipro Medical Corporation, Nipro Asia PTE LTD for the last five years (current position)
April 2009: Accepted the Post of Director of Nipro (Thailand) Corporation (current position)”

Present Principal
Occupation or
Name	Employment;	Material Positions Held During the Past Five Years

Masato Naganami	Director	Last five years: Director, Glass and Material Development Division
Board member of Shanghai Nissho Vacuum Flask Refill, Co., Ltd. (Current Position)
Akihiko Yamabe	Director	April 2004: Accepted the Post of Director, Accounting and planning division
April 2009: Accepted the Post of Director, Accounting division (current position)
Statutory auditor of Bipha Corporation for the last five years (current position)
Noriaki Watanabe	Director	April 2003: Accepted the Post of Director, International Division (current position)
Kiyotaka Yoshioka	Director	October 2003: Accepted the Post of Domestic (Capital Area) Sales Manager
June 2006: Accepted the Post of Director, General Sales Manager of Domestic Division (current position)
Toshiaki Masuda	Director	April 2003: Accepted the Post of Renal Sales Manager, Domestic Division
July 2006: Accepted the Post of Renal Sales/High Tech Product Development Sales Manager, Domestic Division
April 2008: Accepted the Post of General Product Development Sales Manager, Domestic Division
June 2008: Accepted the Post of Director, General Product Development Sales Manager, Domestic Division
November 2008: Accepted the Post of Director, General Product Development Sales Manager, Domestic Division -cum- Chief of Research and Development Laboratory (current position)
Mitsutaka Ueda	Director	March 2008: Employee of the Company, Domestic Division
April 2008: Accepted the Post of Product Development Sales/Medical Equipment Development Sales Deputy Manager, Domestic Division
June 2009: Accepted the Post of Director (current position)
Tsuyoshi Yamazaki	Director	January 2009: Employee of the Company, International Division
February 2009: Accepted the Post of Nipro Brand Sales Deputy Manager, International Division
June 2009: Accepted the Post of Director, Nipro Brand Sales Manager, International Division (current position)
Yusuke Kofuku	Director	January 2009: Employee of Nipro Corporation, International Division
February 2009: Accepted the Post of OEM Brand Sales Deputy Manager, International Division
June 2009: Accepted the Post of Director, OEM Brand Sales Manager, International Division (current position)

Present Principal
Occupation or
Name	Employment;	Material Positions Held During the Past Five Years

Masanobu Iwasa	Director	March 2006: Employee of Nipro Corporation, Glass and Material Development Division
April 2006: Accepted the Post of Deputy Manager, Medical Promotion Department, Glass and Material Development Division
April 2008: Accepted the Post of Manager, Medical Promotion Department, Glass and Material Development Division
June 2009: Accepted the Post of Director, Manager, Medical Promotion Department, Glass and Material Development Division (current position)
Toshiya Kai	Director	April 2002: Accepted the Post of Chief Formulation Researcher of Pharmaceutical Development Laboratory, Production and Development Division
August 2007: Accepted the Post of Product Development Division Pharmaceutical Research and Development Manager
June 2008: Accepted the Post of Chief of Pharmaceutical Research and Development Laboratory, Production and Development Division
June 2009: Accepted the Post of Director, Chief of Pharmaceutical Research and Development Laboratory, Production and Development Division (current position)
January 2010: Accepted the Post of Representative Director of Tohoku Nipro Pharmaceutical Corporation (current position)
Hideo Okamoto	Director	September 2007: General Manager of Shanghai Vacuum Flask Refill, Co., Ltd.
October 2007: Accepted the Post of Technical Expert Manager, Research and Development Laboratory Department 1, Production and Development Division
June 2009: Accepted the Post of Director, Technical Expert Manager, Research and Development Laboratory Department 1, Production and Development Division (current position)
Kyoetsu Kobayashi	Director	September 2003: Accepted the Post of Manager, Odate Factory Manufacturing Department 1, Production and Development Division Accepted the Post of Odate Factory manager, Production and Development Division
Accepted the Post of Director, Odate Factory Manager, Production and Development Division (current position)
Yozo Sawada	Director	April 2004: Accepted the Post of Manager, Intellectual Property Right Division
June 2009: Accepted the Post of Director, Intellectual Property Right Division (current position)

Present Principal
Occupation or
Name	Employment;	Material Positions Held During the Past Five Years

Kimihito Minoura	Director	April 2005: Accepted the Post of Section Manager, Accounting and Planning Division
June 2009: Accepted the Post of Director, Corporate Planning and Coordination Division (current position)
June 2007: Accepted the Post of Statutory Auditor of Nipro Genepha Corporation and Nipro Patch Co., Ltd. (current position)
Hideto Nakamura	Director	April 2008: Employee of the company, Human Resource Division
Accepted the Post of Deputy Manager, Human Resource Division
Accepted the Post of Director, Human Resource Division (current position)

2. Directors and Executive Officers of the Purchaser; Purchaser Designees. Luis Candelario is the sole director and President of the Purchaser; there are no other officers of the Purchaser at this time. As described in Section 11 — “The Transaction Agreements — Merger Agreement — Directors,” upon the payment for the Shares to be purchased pursuant to the Offer, Purchaser designees will be appointed to the Company Board under certain terms and conditions. Such designees will be selected from the list of potential designees provided below, each of whom has consented to serve as a director of the Company if so designated. The Parent has advised the Company that none of the potential designees currently is a director of, or holds any position with, the Company. The Parent has also advised the Company that none of the potential designees beneficially owns any equity securities, or rights to acquire any equity securities, of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. The Parent has advised the Company that there are no material pending legal proceedings to which any potential designee listed below is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

The following sets forth information for the potential designees (including age as of the date hereof, current principal occupation or employment and five-year employment history). Unless otherwise noted, the current business address of each person is 3150 NW 107th Ave, Miami, Florida 33172, and the current business phone number of each person is 305-599-7174. Mr. Candelario is a citizen of the United States. Each of the other potential designees is a citizen of Japan.

Name and Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Luis Candelario, 43	Past Five Years: President of Nipro Medical Corporation and Nipro Diabetes Systems, Inc. (current position)
Goichi Miyazumi, 40	Past Five Years: Controller of Nipro Medical Corporation (current position)
Minoru Sano, 83	Past Five Years: President of Nipro Corporation (current position)
Kazuo Wakatsuki, 64	June 2008: Accepted the Post of Managing Director, Sales Department, Nipro Corporation (current position)
April 2003: Accepted the Post of Director, Sales Department, Nipro Corporation

Manually signed facsimile of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

Wells Fargo Bank, National Association

If delivering by mail:	If delivering by overnight courier or in person:

(Until 6:00 p.m. Eastern Time on the expiration date)

Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions P.O. Box 64854 St. Paul, MN 55164-0854	Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions 161 N. Concord Exchange South St. Paul, MN 55075-1139

Questions regarding the Offer, and requests for assistance in connection with the Offer, may be directed to the Information Agent at the address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or any other materials related to the Offer may be obtained from the Information Agent. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor
New York, New York 10022
Shareholders Call Toll-Free at: (888) 750-5834
Banks and Brokers Call Collect at: (212) 750-5833